                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-32409


                                2,027,000 SHARES

                                 [GOODYS LOGO]

                                  COMMON STOCK

                             ---------------------

     All of the 2,027,000 shares of Common Stock (the "Common Stock") of Goody's Family Clothing, Inc. ("Goody's" or the "Company") offered hereby (the "Offering") are being sold by certain shareholders of the Company named herein (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of the Common Stock sold hereby.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "GDYS". On September 3, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $34.00 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" ON PAGES 6 THROUGH 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                PRICE TO               UNDERWRITING         PROCEEDS TO SELLING
                                                 PUBLIC                DISCOUNT(1)            SHAREHOLDERS(2)
------------------------------------------------------------------------------------------------------------------
Per Share..............................          $33.75                   $1.50                    $32.25
------------------------------------------------------------------------------------------------------------------
Total(3)...............................       $68,411,250               $3,040,500              $65,370,750
==================================================================================================================

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting estimated expenses of $275,000 payable by the Selling Shareholders.
(3) The principal Selling Shareholder has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public will be $78,536,250, the total Underwriting Discount will be $3,490,500 and the total Proceeds to Selling Shareholders will be $75,045,750. See "Underwriting."

                             ---------------------

     The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the Common Stock will be made on or about September 9, 1997.

THE ROBINSON-HUMPHREY COMPANY, INC.                          J.C. BRADFORD & CO.

September 3, 1997

[INSIDE FRONT COVER OF PROSPECTUS DISPLAYING MAP OF SOUTHERN AND MIDWESTERN UNITED STATES THAT INDICATES BOTH EXISTING AND PROPOSED GOODY'S STORE LOCATIONS.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

[FOLD-OUT PAGE 1 OF INSIDE FRONT COVER OF PROSPECTUS WITH PHOTOGRAPHS OF (i) AN EXTERIOR FACADE OF A GOODY'S STORE, (ii) A DENIM DEPARTMENT, AND (iii) A MENS' DEPARTMENT - ACTIVEWEAR.]

[FOLD-OUT PAGE 2 OF INSIDE FRONT COVER OF PROSPECTUS CONTAINING GOODY'S FAMILY CLOTHING, INC. LOGO, AND PHOTOGRAPHS OF (i) A MEN'S DEPARTMENT - GFC SHOP,
(ii) A WOMEN'S DEPARTMENT - MONTANA BLUES JEAN COMPANY SHOP, (iii) A CHILDREN'S DEPARTMENT, AND (iv) A MEN'S DEPARTMENT - IVY CREW SHOP.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety to the more detailed information and financial statements, including the notes thereto, appearing elsewhere, or incorporated by reference, in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise indicates, all references in this Prospectus to the "Company" or "Goody's" refer to Goody's Family Clothing, Inc., a Tennessee corporation, and its subsidiaries. The Company's fiscal year ends on the Saturday nearest the last day of January. The terms "fiscal 1997," "fiscal 1996," "fiscal 1995," "fiscal 1994," "fiscal 1993" and "fiscal 1992" refer to the Company's fiscal years ending or ended on January 31, 1998 (52 weeks), February 1, 1997 (52 weeks), February 3, 1996 (53 weeks),
January 28, 1995 (52 weeks), January 29, 1994 (52 weeks) and January 30, 1993 (53 weeks), respectively.

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     Goody's is a retailer of moderately-priced apparel for women, men and children, operating 213 stores in 15 Southeastern and Midwestern states. Incorporated in 1954, Goody's continually develops and refines its merchandising strategy to meet the tastes and lifestyles of its customer base. The Company primarily locates its stores in small to midsize markets that have demographic characteristics consistent with its targeted value-conscious customer. Its stores, all of which are leased and which are generally located in strip shopping centers, average approximately 27,000 gross square feet. The Company manages its core functions, including purchasing, pricing, marketing and advertising, distribution, finance and information systems, from its centrally located corporate office and distribution center in Knoxville, Tennessee.

     The Company's objective is to be the leading retailer of brand name apparel in each of the markets it serves by providing its customers with a broad selection of current-season, quality branded apparel at value prices. Key brands offered by the Company include Adidas, Alfred Dunner, Bugle Boy, Dockers, Lee, Leslie Fay, Levi's, Nike, Reebok, Requirements and Sag Harbor, among many others. These well-known brands, combined with the Company's outstanding private label collections, Montana Blues Jean Company and Mountain Lake for women; Authentic GFC, Bobby G and Ivy Crew for men; and GoodKidz for children, enable the Company to compete effectively with other retailers operating in its markets.

     The central elements of the Company's competitive strategy include its (i) appeal to value-conscious customers, (ii) ability to offer a broad range of merchandise for the entire family, (iii) emphasis on current-season, first-quality brands, (iv) strategic use of private label merchandise, (v) focus on small to midsize markets and (vi) strong marketing and advertising.

     The Company continues to experience significant growth in the number of its stores as well as in its sales. During the period from fiscal 1992 through fiscal 1996, the number of stores increased from 125 to 203 and sales increased from $455.3 million to $819.1 million. During fiscal 1995, the Company began to implement important strategic initiatives related to merchandise assortment, inventory levels and customer focus. The Company believes that its financial results began significantly improving in the third quarter of fiscal 1996 as a result of the successful implementation of these strategic initiatives. These improvements have included comparable store sales increases in each subsequent quarter. This trend has continued into the first half of fiscal 1997 when, compared with the corresponding period of the previous fiscal year, sales increased 20% from $334.2 million to $402.3 million, including a comparable store sales increase of 10.9%, net earnings increased 194% from $3.6 million to $10.5 million and earnings per share increased 182% from $0.22 per share to $0.62 per share.

     The Company's expansion strategy for each of fiscal 1997 and fiscal 1998 is to open 20 to 24 new stores (including 12 stores opened to date in fiscal 1997) in markets generally located within 800 miles of its distribution center. The Company believes that significant opportunities exist to expand its presence within its current markets and into the neighboring states of Louisiana, Oklahoma and Texas. In addition, the Company plans to relocate approximately nine stores and expand or remodel approximately seven stores in fiscal 1997 and relocate approximately 10 stores and expand or remodel approximately three stores in fiscal 1998.

     The principal executive offices of the Company are located at 400 Goody's Lane, Knoxville, Tennessee 37922, and the Company's telephone number is (423) 966-2000.

                                  THE OFFERING

Common Stock offered by the Selling
Shareholders...........................     2,027,000 shares

Common Stock outstanding after the
Offering...............................     16,326,257 shares(1)

Use of proceeds........................     The Company will not receive any
                                            proceeds from the sale of Common
                                            Stock offered hereby.

Nasdaq National Market symbol..........     GDYS
---------------

(1) As of August 19, 1997 and excludes 1,850,753 shares of Common Stock (after giving effect to the exercise of stock options for 27,000 shares of Common Stock by certain Selling Shareholders in connection with the Offering) issuable upon exercise of stock options outstanding under the Company's various stock option plans at a weighted average exercise price of $14.08 per share.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

     Authentic GFC, Chandler Hill, GFC, GFC Trading Co., GoodKidz and Goody's Family Clothing are registered trademarks of the Company. The Company has applied for registration of the following trademarks: Bobby G, Fireside Flannels, Ivy Crew, Montana Blues Jean Company, Mountain Lake and Old College Inn. The following trademarks and tradenames used in this Prospectus are owned by (and in certain cases registered to) third parties: Adidas, Alfred Dunner, Arrow, Body I.D., Braetan, Bugle Boy, Burnes of Boston, Byer, California Concepts, Capezio, Cathy Daniels, Converse, Counterparts, Cradle Togs, Dawn Joy, Dockers, Drummer Boy, Esprit, Fila, Fundamental Things, Hanes, Herman Kay, Jantzen, Jessica Howard, Keds, L.A. Gear, LaBlanca/Sassafras, Lee, Leslie Fay, Levi's, Lovable, Maidenform, Mickey & Co., My Michelle, Nike, Ocean Pacific, Olga, Plaza South, Positive Attitude, Reebok, Requirements, Rosetti, Russell, Sag Harbor, Scarlett, Speedo, Stephanie K by Koret, Trends, Union Bay, Warner's, Winlet, Winnie the Pooh and Wrapper.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
(dollars in thousands, except per share amounts and sales per gross square foot)

                                                                                                                 TWENTY-SIX
                                                                                                               WEEKS ENDED(1)
                                                                  FISCAL YEAR                               ---------------------
                                      -------------------------------------------------------------------   AUGUST 2,   AUGUST 3,
                                         1996         1995(2)        1994          1993         1992(2)       1997        1996
                                      -----------   -----------   -----------   -----------   -----------   ---------   ---------
INCOME STATEMENT DATA:
Sales...............................   $819,056      $696,868      $613,664      $504,964      $455,330      $402,263    $334,177
Gross profit........................    209,372       170,717       154,807       130,405       122,603       113,147      87,882
Earnings from operations............     26,744        15,816        12,052        19,499        24,485        16,102       5,372
Earnings before income taxes........     27,442        16,527        10,772        21,200        25,424        16,761       5,752
Net earnings........................     17,151        10,464         6,872        13,815        16,214        10,476       3,566
Earnings per common share(3)........   $   1.04      $   0.65      $   0.43      $   0.86      $   1.00      $   0.62    $   0.22
Weighted average common shares
  outstanding (in 000's)(3).........     16,509        16,123        16,097        16,130        16,202        16,895      16,126

SELECTED OPERATING DATA:
Stores open at period end...........        203           184           171           146           125           212         194
Comparable store sales increase
  (decrease)(4).....................        6.9%          1.3%          3.4%         (1.2)%         9.4%         10.9%       (1.4)%
Sales per gross square foot(5)......   $    156      $    150      $    150      $    148      $    156      $     71    $     65
Average sales per store(6)..........   $  4,090      $  3,922      $  3,741      $  3,766      $  3,906      $  1,929    $  1,716
Gross store square footage at period
  end (in 000's)....................      5,498         4,913         4,505         3,695         3,205         5,775       5,223
Capital expenditures................   $ 16,070      $ 10,632      $ 39,388      $ 15,077      $ 11,043      $  7,414    $  9,963
Depreciation and amortization.......   $ 10,595      $  9,141      $  6,185      $  5,594      $  5,409      $  5,522    $  4,690

BALANCE SHEET DATA (AT PERIOD END):
Working capital..........................................................................................    $ 55,763
Total assets.............................................................................................     306,223
Long-term debt...........................................................................................         871
Shareholders' equity.....................................................................................     136,140

---------------

(1) The business of the Company is seasonal and the results for any period within a fiscal year are not necessarily indicative of the results that may be achieved for an entire fiscal year.
(2) Consists of 53 weeks.
(3) Weighted average common shares outstanding for fiscal 1996 and for the twenty-six weeks ended August 2, 1997 include common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were not materially dilutive in other periods presented and therefore were not included in the earnings per share computations for such periods.
(4) Comparable store sales beginning with the first quarter of fiscal 1996 are based on stores which operated throughout the period (including relocated, remodeled, and expanded stores) and which were in operation for the entire previous year (computed on comparable 52-week periods in the case of fiscal years). Prior to fiscal 1996, new stores were included in such calculation beginning the first full month following the anniversary of their opening.
(5) Sales per gross square foot is calculated by dividing (i) comparable store sales by (ii) the gross square footage related to the comparable stores.
(6) Average sales per store is calculated by dividing (i) total sales during the period less sales attributable to new stores opened and stores closed during the period by (ii) the number of stores open at the end of the period less new stores opened during the period.

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act"), which generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project" or "continue" or the negatives thereof or other variations thereon or similar terminology. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the timely availability of branded and private label merchandise in sufficient quantities to satisfy customer demand; (ii) the timing, magnitude and costs of opening new stores; (iii) the Company's financing plans; (iv) trends affecting the Company's financial condition or results of operations; and (v) the Company's business and growth strategies. Prospective investors are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statement as a result of various factors. The accompanying information contained in this Prospectus, including, without limitation, the information set forth below in this section and under the sections "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that could cause such differences. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

HIGHLY COMPETITIVE NATURE OF THE RETAIL APPAREL INDUSTRY

     The Company faces intense competition for customers, access to quality merchandise and suitable store locations from traditional department stores, specialty retailers and off-price retail chains. Many of these competitors are larger and have significantly greater financial and marketing resources than the Company. In addition, many department stores have become more promotional and have reduced their price points, and certain finer department stores have opened outlet stores which offer off-price merchandise in competition with the Company. Further, in view of the Company's strategy of offering merchandise at prices targeted to be 10% to 30% lower than those of traditional department stores, aggressive department store pricing could adversely affect the Company's margins. Accordingly, the Company faces intense competition, the effect of which could require the Company to reduce prices on merchandise for sale or increase spending on marketing and advertising, any of which could have a material adverse effect on the Company.

SEASONALITY, CYCLICAL NATURE OF THE RETAIL APPAREL INDUSTRY AND FLUCTUATION IN QUARTERLY RESULTS

     The Company's business is seasonal by nature. The Christmas season (beginning the Sunday before Thanksgiving and ending the first Saturday after Christmas), the back-to-school season (beginning approximately the first week of August and continuing through the first week of September) and the Easter season (beginning approximately two weeks before Easter Sunday and ending the Saturday preceding Easter) collectively accounted for approximately 36% of the Company's annual sales, based on the last three fiscal years ended February 1, 1997. In general, sales volume varies directly with customer traffic, which is heaviest during the third and fourth quarters of a fiscal year. Any adverse trend in sales for such periods, including trends caused by weather conditions, could have a material adverse effect upon the Company's profitability and could adversely affect the Company's results of operations for the entire year.

     In addition to seasonality, the Company's results of operations have fluctuated in the past, and are expected to fluctuate in the future, as a result of a variety of factors, including the timing of store openings and related advertising and pre-opening expenses, weather conditions, price increases by suppliers, actions by competitors and general conditions in the retail apparel market.

MERCHANDISING AND FASHION SENSITIVITY

     The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and to provide merchandise that satisfies customer demand in a timely manner. The Company's failure to anticipate, identify or react appropriately to changes in fashion trends could have a material adverse effect on the Company. Misjudgments or unanticipated changes in fashion trends as well as economic conditions could lead to excess inventories and higher markdowns, and continued fashion misjudgments could have a material adverse effect on the Company's image with customers. The Company has implemented strategic initiatives to increase inventory levels in certain departments in order to eliminate out-of-stock positions, thereby making it more vulnerable to such changes.

INVENTORY CONTROL

     The Company maintains systems of controls over its merchandise inventories to mitigate possible risks associated with shrinkage. These risks include losses primarily from (i) customer and employee theft, (ii) merchandise transferred between the distribution center and stores, (iii) store to store transfers, (iv) customer returns, and (v) merchandise returned to vendors. The Company conducts a complete count of physical inventory at each fiscal year end. For interim financial reporting purposes, the Company provides a reserve for shrinkage based upon its historical shrinkage experience. The Company's actual shrinkage results from physical inventory counts taken at fiscal year end could vary significantly from shrinkage reserves recorded in its interim financial statements throughout the year and, accordingly, could have a material adverse effect on the Company's results of operations and financial position for that year and previously reported interim periods within such year.

DEPENDENCE ON PRIVATE LABEL MERCHANDISE

     Sales from the Company's private label merchandise represented approximately 15% of the Company's sales in fiscal 1996. Because the Company's private label merchandise generally carries higher merchandise margins than its other merchandise, the Company's failure to anticipate, identify and react appropriately to changes in fashion trends with its private label merchandise, particularly since the percentage of sales derived from private label merchandise is anticipated to increase, could have an adverse effect on the Company. In addition, delays in receiving such private label merchandise, or any deterioration in the quality thereof, could have a material adverse effect on the Company. See "-- Foreign Merchandise Sourcing."

RELIANCE ON KEY VENDORS AND PRIVATE LABEL CONTRACT MANUFACTURERS

     The Company does not own or operate any manufacturing facilities and does not have any long term contractual relationships with its vendors and contract manufacturers. The success of the Company's business is largely dependent upon its ability to purchase current-season, brand name apparel at competitive prices in adequate quantities and with timely deliveries. The inability or unwillingness of key vendors to increase their sales to the Company to keep pace with the Company's growth, or the loss of one or more key vendors for any reason, could have a material adverse effect on the Company. During fiscal 1996 and the first twenty-six weeks of fiscal 1997, the Company's largest vendor, Levi Strauss & Co. (which also manufactures the popular Dockers brand), accounted for approximately 20% and 22% of the Company's total purchases, respectively. There can be no assurance that the Company will be able to acquire brand name merchandise in sufficient quantities and on favorable terms, if at all, in the future. See "Business -- Purchasing."

GEOGRAPHIC CONCENTRATION

     All of the Company's stores are located in the Southeast and the Midwest, and the Company plans to expand within these regions. As a result, the Company will be susceptible to fluctuations in its business caused by severe weather, natural disasters or adverse economic conditions in one or more of these geographic regions, any of which could have a material adverse effect on the Company. See "Business -- Store Locations."

EXPANSION AND MANAGEMENT OF GROWTH

     During the last several years, the Company has experienced significant growth by opening new stores. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future, and its future operating results will be affected by its ability to identify suitable markets and sites for new stores, negotiate leases with acceptable terms and maintain adequate working capital. In addition, the Company must be able to continue to hire, train and retain competent managers and store personnel. There can be no assurance that the Company will be able to expand its market presence in its existing markets or successfully enter new or contiguous markets by opening new stores or that any such expansion will not adversely affect the Company. Further, if the Company's management is unable to manage its growth effectively, the Company could be materially and adversely affected. See
"Business -- Expansion Strategy."

TRADEMARK CHALLENGES TO CERTAIN PRIVATE LABELS

     The Company's trademarks on several of its private labels, such as Ivy Crew, Old College Inn, Montana Blues Jean Company, GFC and GFC Trading Co., have been challenged and, in the case of certain of these trademarks, litigation is pending to resolve competing claims. Although the Company is vigorously protecting its trademarks, where necessary, the outcome of these disputes could require the Company to abandon one or more of these trademarks and thereby adversely affect sales of the associated products. The Company could also be required to pay monetary damages. See "Business -- Trademarks."

FOREIGN MERCHANDISE SOURCING

     The Company's private label programs are largely supported by products directly purchased from vendors located abroad. Sales from such products represented approximately 10% of total sales for fiscal 1996. In addition, the Company believes that a substantial portion of the goods the Company purchases from domestic vendors are manufactured abroad. These arrangements are subject to the risks of relying on products manufactured abroad, including import duties and quotas, loss of "most favored nation" trading status, currency fluctuations, work stoppages, economic uncertainties including inflation, foreign government regulations, lack of compliance by foreign manufacturers with U.S. consumer protection laws (for which the Company may be responsible as the importer of record) and intellectual property laws, political unrest and trade restrictions, including U.S. retaliation against unfair foreign practices. While the Company believes that it could find alternative sources of supply, an interruption or delay in supply from these foreign sources, or the imposition of additional duties, taxes or other charges on these imports, could have a material adverse effect on the Company unless and until alternative supply arrangements are secured. Moreover, products from alternative sources may be of lesser quality or more expensive than those currently purchased by the Company. See
"Business -- Purchasing."

RELIANCE ON KEY PERSONNEL

     The Company believes that its future success will depend to a significant extent upon the efforts and abilities of its senior executives, and in particular of Robert M. Goodfriend, Chairman of the Board of Directors and Chief Executive Officer, and Harry M. Call, President and Chief Operating Officer. The loss of the services of Mr. Goodfriend, Mr. Call or other members of the Company's senior management could have a material adverse effect upon the Company. Such senior executives, other than Messrs. Goodfriend and Call, include Edward R. Carlin, Executive Vice President and Chief Financial Officer; Thomas
R. Kelly, Jr., Executive Vice President and General Merchandise Manager; David
R. Mullins, Executive Vice President -- Stores; Stanley B. Latacha, Senior Vice President -- Marketing and Advertising; and Marcus H. Smith Jr., Senior Vice President -- Real Estate. The Company has employment agreements with Messrs. Call, Carlin, Kelly, Mullins, Latacha and Smith and is currently negotiating an employment agreement with Mr. Goodfriend. The Company maintains key man life insurance policies on Mr. Goodfriend in the amount of $6.0 million. The Company believes that its future success will also largely depend upon its ability to attract and retain qualified employees. Competition for such personnel is intense and there can be no assurance that the Company will continue to be successful in attracting and retaining such personnel. See "Management."

CONTROL OF THE COMPANY

     Following the completion of the Offering, Robert M. Goodfriend will beneficially own approximately 44.3% of the outstanding Common Stock and will retain sufficient voting power to effectively control the outcome of all matters requiring a vote of shareholders of the Company, including the power to elect all the directors of the Company and to take action with respect to extraordinary matters such as a sale of assets, merger or consolidation. See "Principal and Selling Shareholders."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of the Company's charter and bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that might be considered to be in the best interests of the shareholders of the Company. These provisions, among other things: (i) classify the Company's Board of Directors into three classes of directors with each class serving staggered three-year terms and (ii) authorize the issuance of "blank check" preferred stock and class B common stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors, without any vote or further action by the shareholders of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock could be adversely affected by the availability for sale of additional Common Stock owned by the Company's principal shareholder, Mr. Goodfriend. Mr. Goodfriend will beneficially own 7,369,605 shares of Common Stock after the Offering and has agreed not to sell these shares for a period of 120 days following the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc. on behalf of the Underwriters. After the expiration of such 120-day period, such shares may be sold in accordance with Rule 144 promulgated under the Securities Act, or sold upon registration under such Act without regard to the volume limitations of Rule 144. In addition, as of August 19, 1997, stock options for 1,850,753 shares of Common Stock (excluding the stock options to be exercised by the Selling Shareholders in connection with the Offering) are outstanding under the Company's various stock option plans at a weighted average exercise price of $14.08 per share. The sale of a substantial number of such shares (including shares underlying such stock options), or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities. See "Principal and Selling Shareholders" and "Underwriting."

VOLATILITY OF MARKET PRICE

     The market price of the Common Stock has fluctuated substantially since the Company's initial public offering in October 1991. The Common Stock is quoted on the Nasdaq National Market, which has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as monthly comparable store sales announcements, quarterly operating results, changes in earnings estimates by analysts, general conditions in the economy, the financial markets or the retail apparel industry, or other developments affecting the Company could cause the price of the Common Stock to fluctuate substantially. See "Price Range of Common Stock."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the shares of Common Stock sold by the Selling Shareholders in the Offering.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "GDYS". The following table sets forth, for the Company's fiscal periods indicated, the range of high and low prices per share for the Common Stock, as reported on the Nasdaq National Market.

                                                               HIGH            LOW
                                                              ------          ------
FISCAL 1995
  First Quarter.............................................  $ 9.50          $ 8.19
  Second Quarter............................................   13.00            8.25
  Third Quarter.............................................   14.75            9.38
  Fourth Quarter............................................   11.75            7.25
FISCAL 1996
  First Quarter.............................................  $ 9.38          $ 6.75
  Second Quarter............................................   11.00            7.13
  Third Quarter.............................................   14.88            8.75
  Fourth Quarter............................................   20.81           13.25
FISCAL 1997
  First Quarter.............................................  $24.38          $16.38
  Second Quarter............................................   39.75           15.75
  Third Quarter (through September 3, 1997).................   38.00           31.50

     On September 3, 1997, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $34.00 per share. As of August 19, 1997, there were 443 shareholders of record and approximately 4,420 persons or entities who held Common Stock in nominee name.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth certain selected consolidated financial data of the Company for the fiscal years indicated which has been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data for the twenty-six week periods ended August 2, 1997 and August 3, 1996 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting primarily of normal and recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods presented. Due to the seasonal nature of the Company's business, the results of operations for the twenty-six week periods are not necessarily indicative of the results that may be achieved for the entire year. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes and other information appearing elsewhere or incorporated by reference herein.

                                                                                                 TWENTY-SIX
                                                                                                 WEEKS ENDED
                                                         FISCAL YEAR                        ---------------------
                                     ----------------------------------------------------   AUGUST 2,   AUGUST 3,
                                       1996     1995(1)      1994       1993     1992(1)      1997        1996
                                     --------   --------   --------   --------   --------   ---------   ---------
INCOME STATEMENT DATA:
Sales..............................  $819,056   $696,868   $613,664   $504,964   $455,330   $402,263    $334,177
Cost of sales and occupancy
  expenses.........................   609,684    526,151    458,857    374,559    332,727    289,116     246,295
                                     --------   --------   --------   --------   --------   --------    --------
Gross profit.......................   209,372    170,717    154,807    130,405    122,603    113,147      87,882
Selling, general and administrative
  expenses.........................   182,628    154,901    136,612    110,906     98,118     97,045      82,510
Unusual items(2)...................        --         --      6,143         --         --         --          --
                                     --------   --------   --------   --------   --------   --------    --------
Earnings from operations...........    26,744     15,816     12,052     19,499     24,485     16,102       5,372
Interest expense...................       762        608      1,163      1,488        980        219         280
Investment income (loss)...........     1,460      1,319       (117)     3,189      1,919        878         660
                                     --------   --------   --------   --------   --------   --------    --------
Earnings before income taxes.......    27,442     16,527     10,772     21,200     25,424     16,761       5,752
Provision for income taxes.........    10,291      6,063      3,900      7,385      9,210      6,285       2,186
                                     --------   --------   --------   --------   --------   --------    --------
Net earnings.......................  $ 17,151   $ 10,464   $  6,872   $ 13,815   $ 16,214   $ 10,476    $  3,566
                                     ========   ========   ========   ========   ========   ========    ========
Earnings per common share(3).......  $   1.04   $   0.65   $   0.43   $   0.86   $   1.00   $   0.62    $   0.22
                                     ========   ========   ========   ========   ========   ========    ========
Weighted average common shares
  outstanding(3)...................    16,509     16,123     16,097     16,130     16,202     16,895      16,126
                                     ========   ========   ========   ========   ========   ========    ========
BALANCE SHEET DATA (AT PERIOD END):
Working capital....................  $ 44,016   $ 27,786   $ 16,707   $ 40,204   $ 33,883   $ 55,763    $ 27,645
Total assets.......................   254,347    208,443    185,744    163,803    156,329    306,223     269,915
Long-term debt.....................       871      1,110      1,327      1,525      1,704        871       1,110
Shareholders' equity...............   123,576    105,875     95,365     88,370     76,785    136,140     109,467

---------------

(1) Consists of 53 weeks.
(2) Results of operations for fiscal 1994 included unusual charges of $6,143,000 consisting of (i) approximately $1,900,000 for the Company's portion of the settlement of a certain class action securities litigation against the Company, (ii) approximately $3,119,000 primarily related to severance payments associated with certain restructuring and cost reduction measures and (iii) approximately $1,124,000 for legal fees and other costs related to the settlement of certain disputes between the Company and its Chairman of the Board and Chief Executive Officer, Robert M. Goodfriend. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."
(3) Weighted average common shares outstanding for fiscal 1996 and for the twenty-six weeks ended August 2, 1997 include common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were not materially dilutive in other periods presented and therefore were not included in the earnings per share computations for such periods.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Goody's was incorporated in 1954 as Athens Outlet Inc. and originally sold factory seconds, close-outs and previous year merchandise. By 1982, the Company grew to $19 million in sales and changed its merchandise focus to offering current-season, first-quality, brand name apparel at value prices. In fiscal 1991, the Company completed its initial public offering, had $362 million in sales, and at fiscal year end operated 106 stores.

     In fiscal 1992, the Company achieved record earnings before income taxes of $25.4 million, or 5.6% of sales. Shortly thereafter, a new management team implemented certain changes that led to disappointing earnings for fiscal 1993. These trends worsened in fiscal 1994 as earnings before income taxes declined to $10.8 million, or 1.8% of sales. During fiscal 1994, certain disputes arose between the Company's then Board of Directors and its Chairman of the Board and Chief Executive Officer, Robert M. Goodfriend. In September 1994, the Board of Directors removed Mr. Goodfriend as Chairman of the Board and Chief Executive Officer. These disputes were settled in January 1995 at which time the Board of Directors was reconstituted and Mr. Goodfriend returned as the Company's Chairman of the Board and Chief Executive Officer.

     In January 1995, the Company also rehired other key members of its previous management team. Under the leadership of these individuals, the Company engineered a major turnaround with the goal of returning to its prior record level of profitability. Important strategic initiatives have included:

     - improving merchandise margins by reducing the Company's dependence on denim while simultaneously increasing the emphasis on other higher margin departments such as women's;

     - increasing inventory levels principally in basic bottoms to eliminate out-of-stock positions;

     - expanding private label lines to provide customers with designer looks and quality at the Company's value prices;

     - introducing new product lines such as accessories, gifts and men's blazers, dress pants, dress shirts, and ties;

     - adding the popular Dockers brand to its women's, men's and boys' departments in 115 stores in Spring 1997 with plans to add such brand to the remainder of the chain during early fiscal 1998; and

     - establishing a new look in most of its stores by featuring exciting visual presentation formats and updating fixturing, allowing the Company to showcase merchandise in a more open, accessible and customer-friendly environment.

     The Company believes that its financial results began significantly improving in the third quarter of fiscal 1996 as a result of the successful implementation of these strategic initiatives. In fiscal 1996, the Company achieved sales of $819.1 million (including a comparable store sales increase of 6.9%), earnings before income taxes of $27.4 million or 3.4% of sales, and net earnings of $17.2 million or $1.04 per share. For the twenty-six weeks ended August 2, 1997 compared with the corresponding period of the previous fiscal year, sales increased 20% from $334.2 million to $402.3 million (including a comparable store sales increase of 10.9%), net earnings increased 194% from $3.6 million to $10.5 million and earnings per share increased 182% from $0.22 per share to $0.62 per share.

     The Company's expansion strategy for each of fiscal 1997 and fiscal 1998 is to open 20 to 24 stores (including 12 stores opened to date in fiscal 1997) in markets generally located within 800 miles of its distribution center in Knoxville, Tennessee. The Company believes that significant opportunities exist to expand its presence within its current markets and into other neighboring states. In addition, the Company plans to relocate approximately nine stores and expand or remodel approximately seven stores in fiscal 1997 and relocate approximately 10 stores and expand or remodel approximately three stores in fiscal 1998.
 .

RESULTS OF OPERATIONS

     The following table sets forth the Company's results of operations, as a percent of sales, for the periods indicated:

                                                                                  TWENTY-SIX
                                                                                 WEEKS ENDED
                                                       FISCAL YEAR          ----------------------
                                                 -----------------------    AUGUST 2,    AUGUST 3,
                                                 1996     1995     1994       1997         1996
                                                 -----    -----    -----    ---------    ---------
Sales..........................................  100.0%   100.0%   100.0%     100.0%       100.0%
Cost of sales and occupancy expenses...........   74.4     75.5     74.8       71.9         73.7
                                                 -----    -----    -----      -----        -----
Gross profit...................................   25.6     24.5     25.2       28.1         26.3
Selling, general and administrative expenses...   22.3     22.2     22.2       24.1         24.7
Unusual items..................................     --       --      1.0         --           --
                                                 -----    -----    -----      -----        -----
Earnings from operations.......................    3.3      2.3      2.0        4.0          1.6
Interest expense...............................    0.1      0.1      0.2         --          0.1
Investment income..............................    0.2      0.2       --        0.2          0.2
                                                 -----    -----    -----      -----        -----
Earnings before income taxes...................    3.4      2.4      1.8        4.2          1.7
Provision for income taxes.....................    1.3      0.9      0.7        1.6          0.6
                                                 -----    -----    -----      -----        -----
Net earnings...................................    2.1%     1.5%     1.1%       2.6%         1.1%
                                                 =====    =====    =====      =====        =====

TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 COMPARED WITH TWENTY-SIX WEEKS ENDED AUGUST 3, 1996

     Overview. During the twenty-six weeks ended August 2, 1997, the Company opened 11 new stores, relocated four stores and closed two stores, bringing the total number of stores in operation at August 2, 1997 to 212, compared with 194 at August 3, 1996. During the corresponding period of the previous fiscal year, the Company opened 10 new stores, relocated four stores and remodeled one store. Net earnings for the twenty-six weeks ended August 2, 1997 were $10,476,000, or 2.6% as a percent of sales, compared with $3,566,000, or 1.1% as a percent of sales, for the twenty-six weeks ended August 3, 1996.

     Sales. Sales for the twenty-six weeks ended August 2, 1997 were $402,263,000, a 20.4% increase over the $334,177,000 in sales for the corresponding period of the previous fiscal year. This increase of $68,086,000 consisted of (i) a 10.9% increase in comparable store sales of $33,881,000 over the sales for the corresponding period of the previous fiscal year and (ii) additional sales from new and transition stores of $34,205,000. Sales for the twenty-six weeks ended August 2, 1997 were driven by continuing customer acceptance of certain brand-name and private label merchandise.

     Gross Profit. Gross profit for the twenty-six weeks ended August 2, 1997 was $113,147,000, or 28.1% of sales, a $25,265,000 increase over the $87,882,000 in gross profit, or 26.3% of sales, generated for the corresponding period of the previous fiscal year. The 1.8% increase in gross profit, as a percent of sales, for the twenty-six weeks ended August 2, 1997 compared with the twenty-six weeks ended August 3, 1996 resulted from (i) a 1.6% increase in gross margins as a result of better inventory management and control and continuing customer acceptance of certain key merchandise items, including private label merchandise, and (ii) a 0.2% decrease in occupancy costs resulting from leverage achieved from higher sales.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the twenty-six weeks ended August 2, 1997 were $97,045,000, or 24.1% of sales, an increase of $14,535,000 from $82,510,000, or
24.7% of sales, for the corresponding period of the previous fiscal year. The 0.6% decrease in selling, general and administrative expenses, as a percent of sales, for the twenty-six weeks ended August 2, 1997 compared with the twenty-six weeks ended August 3, 1996 resulted from (i) a 0.5% decrease in advertising and promotional expenses and (ii) a 0.3% decrease in other selling, general and administrative expenses, which were offset by a 0.2% increase in payroll expenses. Selling, general and administrative expenses for the twenty-six weeks ended August 3, 1996 include a provision of $691,000, or 0.2% as a percent of sales, in connection with the early termination of a lease of one of the Company's stores which closed in August 1996.

     Interest Expense. Interest expense for the twenty-six weeks ended August 2, 1997 decreased by $61,000 compared with the corresponding period of the previous fiscal year primarily because the Company had no borrowings under its credit agreement during the twenty-six weeks ended August 2, 1997.

     Investment Income. Investment income for the twenty-six weeks ended August 2, 1997 was $878,000 compared with $660,000 for the corresponding period of the previous fiscal year. The increase in investment income is primarily due to an increase in invested funds during the period.

     Income Taxes. The provision for income taxes for the twenty-six weeks ended August 2, 1997 was $6,285,000, an effective tax rate of 37.5% of earnings before income taxes, compared with $2,186,000, an effective tax rate of 38.0% of earnings before income taxes, for the corresponding period of the previous fiscal year. The decrease in the overall effective tax rate is primarily due to a reduction in the combined effective state income tax rate.

FISCAL 1996 COMPARED WITH FISCAL 1995

     Overview. In fiscal 1996, the Company opened 20 new stores, relocated seven stores, remodeled one store and closed one store. This brought the total number of stores in operation at February 1, 1997 to 203, compared with 184 at February 3, 1996. In fiscal 1995, 13 new stores were opened, six stores were relocated and one store was remodeled. Net earnings were $17,151,000, or 2.1% of sales, in fiscal 1996, compared with net earnings of $10,464,000, or 1.5% of sales, in fiscal 1995.

     Sales. Sales for fiscal 1996 (52 weeks) were $819,056,000, a 17.5% increase over the $696,868,000 for fiscal 1995 (53 weeks). This increase of $122,188,000 consisted of (i) a 6.9% increase in comparable store sales of $42,780,000 from the corresponding 52-week period of the previous fiscal year,
(ii) additional sales from new and transition stores of $85,613,000, which were offset by (iii) $6,205,000 from the additional last week of sales included in the 53-week fiscal 1995. Significant factors which contributed to the increase in comparable store sales were (i) favorable customer reaction to certain branded and private label merchandise, (ii) a strategic build-up of inventory, implemented during the second quarter of fiscal 1996, in an effort to be "in-stock" for most basic items everyday and (iii) strong promotions which emphasized the "price-value" relationship of the Company's merchandise and a reinforced customer awareness of Goody's presence in the markets served.

     Gross profit. Gross profit for fiscal 1996 was $209,372,000, or 25.6% of sales, a $38,655,000 increase over the $170,717,000, or 24.5% of sales, in gross profit generated for the previous fiscal year. The 1.1% increase in gross profit, as a percent of sales, resulted primarily from changes in the Company's merchandising strategies, including improved merchandise selection and quality, and inventory management. Customer acceptance of the Company's private label merchandise during fiscal 1996 positively impacted gross margins.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1996 were $182,628,000, or 22.3% of sales, an increase of $27,727,000 from $154,901,000, or 22.2% of sales, for fiscal 1995.
The 0.1% increase in selling, general and administrative expenses, as a percent of sales, in fiscal 1996 compared with fiscal 1995 resulted primarily from increases in payroll expenses. Selling, general, and administrative expenses for fiscal 1996 included a provision of $691,000 in connection with the early termination of a lease of one of the Company's stores which closed in August 1996, and $741,000 for the impairment of certain stores' property and equipment pursuant to the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121").

     Interest expense. Interest expense for fiscal 1996 increased by $154,000 compared with fiscal 1995 primarily from an increase in borrowings for normal operating purposes.

     Investment income. Investment income for fiscal 1996 increased by $141,000 compared with fiscal 1995 primarily from an increase in invested funds.

     Income taxes. The provision for income taxes for fiscal 1996 was $10,291,000, an effective tax rate of 37.5% of earnings before income taxes, compared with $6,063,000, an effective tax rate of 36.7% of earnings before income taxes, for fiscal 1995. The increase in the effective tax rate was primarily due to a decrease in tax-exempt investment income and the expiration of the Targeted Jobs Tax Credit program in June 1995, which was offset by a decrease in the effective state income tax rates.

FISCAL 1995 COMPARED WITH FISCAL 1994

     Overview. In fiscal 1995, the Company opened 13 new stores, relocated six stores and remodeled one store. This brought the total number of stores in operation at February 3, 1996 to 184, compared with 171 at January 28, 1995. In fiscal 1994, 25 new stores were opened, five stores were relocated and two stores were remodeled. Net earnings were $10,464,000, or 1.5% of sales, in fiscal 1995, compared with net earnings of $6,872,000, or 1.1% of sales, in fiscal 1994.

     Sales. Sales for fiscal 1995 (53 weeks) were $696,868,000, a 13.6% increase over the $613,664,000 for fiscal 1994 (52 weeks). This increase of $83,204,000 consisted of (i) a 1.3% increase in comparable store sales of $7,850,000 from the corresponding 52-week period of the previous fiscal year,
(ii) additional sales from new and transition stores of $69,149,000 and (iii) $6,205,000 from the additional last week of sales included in the 53-week fiscal 1995 compared with the 52-week fiscal 1994.

     Gross profit. Gross profit for fiscal 1995 was $170,717,000, or 24.5% of sales, a $15,910,000 increase over the $154,807,000, or 25.2% of sales, in gross profit generated for the previous fiscal year. The 0.7% decrease in gross profit, as a percent of sales, consisted of (i) an increase in cost of sales of 0.5% which resulted from markdowns taken to liquidate slow-moving items that did not fit the Company's new merchandising strategy implemented in January 1995, and maintaining promotional pricing as a result of the competitive and difficult apparel retail environment, particularly in the fourth quarter and (ii) an increase in occupancy costs of 0.2% resulting from higher lease costs as well as additional costs of approximately $783,000 for stores relocated during fiscal 1995 and those planned for relocation in fiscal 1996.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1995 were $154,901,000, or 22.2% of sales, an increase of $18,289,000 from $136,612,000, or 22.2% of sales, for fiscal 1994.
Although selling, general and administrative expenses did not change as a percent of sales compared with the previous fiscal year, (i) advertising expenses increased by 0.3%, (ii) depreciation and amortization expenses increased by 0.3%, (iii) payroll expenses decreased by 0.5% and (iv) other selling, general and administrative expenses decreased by 0.1% in fiscal 1995 compared with fiscal 1994.

     Unusual items. Results of operations for fiscal 1994 included a charge of $6,143,000 consisting of (i) approximately $1,900,000 for the Company's portion of the settlement of a certain class action securities litigation against the Company, (ii) approximately $3,119,000 primarily related to severance payments associated with certain restructuring and cost reduction measures and (iii) approximately $1,124,000 for legal fees and other costs related to the settlement of certain disputes between the Company and its Chairman of the Board and Chief Executive Officer, Robert M. Goodfriend. There were no unusual charges in fiscal 1995.

     Interest expense. Interest expense for fiscal 1995 decreased by $555,000 compared with fiscal 1994. This decrease is primarily attributable to reduced borrowings during fiscal 1995.

     Investment income. Investment income for fiscal 1995 was $1,319,000 compared with an investment loss of $117,000 for fiscal 1994. Included in the above amount for fiscal 1995 was $997,000 related to income earned from government-backed and investment grade securities and other interest income. During fiscal 1994, the Company's investment loss consisted primarily of $1,596,000 in losses associated with the sale of investment securities, offset by $1,444,000 of interest and dividend income earned from investment activities.

     Income taxes. The provision for income taxes for fiscal 1995 was $6,063,000, an effective tax rate of 36.7% of earnings before income taxes, compared with $3,900,000, an effective tax rate of 36.2% of earnings before income taxes, for fiscal 1994. The increase in the effective tax rate is primarily due to an increase in the effective state income tax rates and a decrease in tax-exempt investment income.

QUARTERLY RESULTS, SEASONALITY AND INFLATION

     The Company's business is seasonal by nature. The Christmas season (beginning the Sunday before Thanksgiving and ending the first Saturday after Christmas), the back-to-school season (beginning approximately the first week of August and continuing through the first week of September) and the Easter season (beginning approximately two weeks before Easter Sunday and ending the Saturday preceding Easter) collectively accounted for approximately 36% of the Company's annual sales, based on the last three fiscal years ended February 1, 1997. In general, sales volume varies directly with customer traffic, which is heaviest during the third and fourth quarters of a fiscal year. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

     The following table sets forth certain consolidated income statement data and selected operating data for each of the Company's last ten fiscal quarters and the percentage of sales represented by certain of the line items presented. The quarterly income statement data and selected operating data set forth below were derived from unaudited consolidated financial statements of the Company, which in the opinion of management, include all adjustments (consisting primarily of normal and recurring adjustments) necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods presented.

                                       FISCAL 1995                             FISCAL 1996                   FISCAL 1997
                          --------------------------------------  --------------------------------------  ------------------
                           FIRST     SECOND    THIRD     FOURTH    FIRST     SECOND    THIRD     FOURTH    FIRST     SECOND
                          QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                          --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Sales.................  $144,932  $155,130  $168,104  $228,702  $150,766  $183,411  $211,380  $273,499  $190,057  $212,206
  Gross profit..........    38,538    36,644    41,904    53,631    42,645    45,237    52,183    69,307    54,977    58,170
  Selling, general and
    administrative
    expenses............    35,068    35,426    38,693    45,714    39,275    43,235    46,800    53,318    47,245    49,800
  Earnings from
    operations..........     3,470     1,218     3,211     7,917     3,370     2,002     5,383    15,989     7,732     8,370
  Earnings before income
    taxes...............     3,625     1,468     3,295     8,139     3,555     2,197     5,426    16,264     8,093     8,668
  Net earnings..........     2,266       917     2,059     5,222     2,204     1,362     3,364    10,221     5,058     5,418
  Earnings per common
    share...............  $   0.14  $   0.06  $   0.13  $   0.32  $   0.14  $   0.08  $   0.21  $   0.62  $   0.30  $   0.32
  Weighted average
    common shares
    outstanding (in
    000's)..............    16,117    16,124    16,124    16,125    16,125    16,126    16,134    16,570    16,629    16,932
AS A PERCENTAGE OF
  SALES:
  Gross profit..........      26.6%     23.6%     24.9%     23.5%     28.3%     24.7%     24.7%     25.3%     28.9%     27.4%
  Selling, general and
    administrative
    expenses............      24.2      22.8      23.0      20.0      26.1      23.6      22.1      19.5      24.9      23.5
  Earnings from
    operations..........       2.4       0.8       1.9       3.5       2.2       1.1       2.5       5.8       4.1       3.9
  Earnings before income
    taxes...............       2.5       0.9       2.0       3.6       2.4       1.2       2.6       5.9       4.3       4.1
  Net earnings..........       1.6       0.6       1.2       2.3       1.5       0.7       1.6       3.7       2.7       2.6
SELECTED OPERATING DATA:
  Comparable store sales
    increase
    (decrease)..........      (0.2)%     4.1%      3.0%     (0.8)%    (5.7)%     2.7%     13.4%     14.1%     14.9%      7.3%
  Stores open at end of
    period..............       174       174       178       184       193       194       197       203       209       212

     Inflation can affect the costs incurred by the Company in the purchase of its merchandise, the leasing of its stores and certain components of its selling, general and administrative expenses. To date, inflation has not adversely affected the Company's business, although there can be no assurance that inflation will not have a material adverse effect in the future.

LIQUIDITY AND CAPITAL RESOURCES

     Financial Position. The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors and borrowings under its credit agreement. At August 2, 1997, the Company's working capital was $55,763,000 compared with $27,645,000 at August 3, 1996. At the end of the twenty-six week period ended August 2, 1997 compared with the corresponding period of the previous year, (i) cash, cash equivalents and investment securities increased $22,138,000, (ii) net property and equipment increased $152,000, (iii) inventories increased $12,043,000 relating primarily to new stores and (iv) accounts payable increased $2,310,000. Trade payables, as a percent of inventories, decreased to 77.1% at August 2, 1997 as compared with 82.1% at August 3, 1996.

     At August 2, 1997, the Company had an unsecured revolving line of credit from a consortium of banks, which provides for cash borrowings for general corporate purposes as well as for the issuance of letters of credit of up to $120,000,000 and which expires on May 31, 1999. The terms of this credit agreement require, among other things, maintenance of minimum levels of shareholders' equity, compliance with certain financial ratios and Mr. Robert M. Goodfriend remaining as Chairman of the Board or Chief Executive Officer of the Company, and place restrictions on additional indebtedness, asset disposals, investments, capital expenditures and payment of dividends. See Note 3 to the Notes to Consolidated Financial Statements. At August 2, 1997, the Company had no cash borrowings under this credit agreement and $64,466,000 was in use for outstanding letters of credit, compared with no cash borrowings and $36,804,000 utilized for outstanding letters of credit at August 3, 1996. In addition, there were no cash borrowings during the twenty-six weeks ended August 2, 1997 compared with maximum borrowings of $8,000,000 during the twenty-six weeks ended August 3, 1996, which amount was repaid prior to August 3, 1996. Letters of credit outstanding averaged $53,984,000 during the twenty-six weeks ended August 2, 1997 compared with $25,269,000 during the twenty-six weeks ended August 3, 1996. The highest balance of letters of credit outstanding during the twenty-six weeks ended August 2, 1997 was $71,900,000 (in June 1997) compared with $38,783,000 (in July 1996) during the twenty-six weeks ended August 3, 1996.

     Cash Flows. Operating activities used cash of $4,178,000 in the twenty-six weeks ended August 2, 1997 compared with $1,414,000 used in the corresponding period of the previous fiscal year. Cash used for increases in inventory during the twenty-six weeks ended August 2, 1997 and August 3, 1996 were $46,159,000 and $63,343,000, respectively. Accounts payable provided cash of $33,634,000 and $52,292,000 in the twenty-six weeks ended August 2, 1997 and August 3, 1996, respectively. Depreciation and amortization expenses were $5,522,000 and $4,690,000 for the twenty-six weeks ended August 2, 1997 and August 3, 1996, respectively.

     Cash flows from investing activities reflected a $7,410,000 and $9,837,000 net use of cash for the twenty-six weeks ended August 2, 1997 and August 3, 1996, respectively. Cash was used primarily to fund capital expenditures for new and relocated stores opened during the first twenty-six weeks of fiscal 1997 and 1996.

     Cash provided by financing activities for the twenty-six weeks ended August 2, 1997 was $9,939,000 compared with cash used of $2,105,000 for the corresponding period of the previous fiscal year. Cash management programs maintained by the Company provided cash of $8,743,000 in the twenty-six weeks ended August 2, 1997 compared with cash used of $2,129,000 for the corresponding period of the previous fiscal year. During the twenty-six weeks ended August 2, 1997, the Company received $1,196,000 from the issuance of common stock on the exercise of stock options compared with $24,000 received during the corresponding period of the previous year.

     Outlook. The Company plans to open 20 to 24 new stores (including 12 stores opened to date during fiscal 1997), relocate approximately nine stores and expand or remodel approximately seven stores during fiscal 1997. Management estimates that capital expenditures will total approximately $23,000,000 in fiscal 1997 for opening new stores, upgrading existing stores, purchasing computer systems and equipment and for other capital expenditure requirements.

     The Company's primary needs for capital resources are for the purchase of store inventories, capital expenditures and for normal operating expenses. Management believes that cash flows from operations, including credit terms from vendors and the borrowings available under the credit agreement, will be sufficient to meet the Company's operating and capital expenditure requirements through at least the remainder of fiscal 1997.

                                    BUSINESS

GENERAL

     Goody's is a retailer of moderately-priced apparel for women, men and children, operating 213 stores in 15 Southeastern and Midwestern states. Incorporated in 1954, Goody's continually develops and refines its merchandising strategy to meet the tastes and lifestyles of its customer base. The Company primarily locates its stores in small to midsize markets that have demographic characteristics consistent with its targeted value-conscious customer. Its stores, all of which are leased and which are generally located in strip shopping centers, average approximately 27,000 gross square feet. The Company manages its core functions, including purchasing, pricing, marketing and advertising, distribution, finance and information systems, from its centrally located corporate office and distribution center in Knoxville, Tennessee.

     The Company's objective is to be the leading retailer of brand name apparel in each of the markets it serves by providing its customers with a broad selection of current-season, quality branded apparel at value prices. Key brands offered by the Company include Adidas, Alfred Dunner, Bugle Boy, Dockers, Lee, Leslie Fay, Levi's, Nike, Reebok, Requirements and Sag Harbor among many others. These well-known labels, combined with the Company's outstanding private label collections, Montana Blues Jean Company and Mountain Lake for women; Authentic GFC, Bobby G, and Ivy Crew for men; and GoodKidz for children, enable the Company to compete effectively with other retailers operating in its markets.

COMPETITIVE STRATEGY

     Central elements of the Company's competitive strategy include the following:

     - Appeal to Value-Conscious Customers. Goody's appeals to value-conscious customers by offering quality brand name merchandise at prices targeted to be 10% to 30% lower than those of traditional department stores.

     - Offer Broad Range of Merchandise for the Entire Family. Unlike specialty stores, the Company provides a wide selection of merchandise designed to fully address the apparel needs of women, men and children. The Company believes that providing one-stop apparel shopping for its customers in convenient, accessible locations gives it an advantage over many of its competitors.

     - Emphasize Current-Season, First-Quality Brands. The Company's stores offer brands that are not generally available to mass market and off-price retailers. These brands include Levi, Lee, Bugle Boy, Sag Harbor and Nike, among others. Unlike off-price retailers, Goody's offers only current-season, first-quality merchandise.

     - Strategically Use Private Label Merchandise. While the Company is committed to maintaining a strong line-up of nationally recognized brand name merchandise, private label programs offer important strategic advantages. These programs offer shoppers designer looks and quality at value prices, generate higher gross margins and allow the Company to maintain consistent in-stock positions on basic merchandise.

     - Focus on Small to Midsize Markets. The Company generally locates stores in small to midsize markets that have demographic characteristics consistent with its targeted value-conscious customer. Having developed a flexible store format depending on local demographics, the Company seeks locations that range in size from 20,000 to 35,000 gross square feet. While the Company operates in the selected metropolitan markets of Atlanta, Georgia; Birmingham, Alabama; and Charlotte, North Carolina, smaller market areas offer significant strategic advantages, including increased opportunities for expansion, lower rent and occupancy costs and fewer competitors.

     - Provide Strong Marketing and Advertising. The Company believes that communicating frequently with customers is key to maintaining traffic flow in its stores and creating keen awareness among shoppers. The Company advertises in newspapers at least once each week, 52 weeks a year. The Company reinforces its print message with television and radio campaigns running during portions of approximately 39 weeks each year.

EXPANSION STRATEGY

     The Company's expansion strategy is to open new stores in small to midsize markets generally located within 800 miles of its distribution center in Knoxville, Tennessee. In addition, the Company considers suburban growth areas of metropolitan markets for expansion. The Company believes that opportunities exist to expand its presence within current markets and is also considering expansion into the neighboring states of Louisiana, Oklahoma and Texas. The Company would also consider a complementary acquisition opportunity should it arise, although the Company has no understandings, arrangements or agreements with respect to any such opportunity.

     In making its decision to open a new store, the Company typically evaluates, among other factors, market demographics, competition, location, consumer traffic, rent and occupancy costs, advertising and other expenses associated with the opening and operation of a new store.

     Goody's plans to increase its gross store square footage by 10% per year in each of fiscal 1997 and fiscal 1998. The Company plans to open 20 to 24 new stores, (including 12 stores opened to date in fiscal 1997), relocate approximately nine stores and expand or remodel approximately seven stores in fiscal 1997 and relocate approximately 10 stores and expand or remodel approximately three stores in fiscal 1998.

     The following table provides information regarding the number of stores in operation, new stores opened, stores closed and stores relocated or remodeled during the periods indicated:

                                                                                              TWENTY-SIX
                                                                                                WEEKS
                                                                   FISCAL YEAR                  ENDED
                                                         --------------------------------     AUGUST 2,
                                                         1996   1995   1994   1993   1992        1997
                                                         ----   ----   ----   ----   ----   --------------
Stores open, beginning of period.......................  184    171    146    125    106         203
New stores opened during the period....................   20     13     25     23     19          11
Stores closed during the period........................   (1)    --     --     (2)    --          (2)
                                                         ---    ---    ---    ---    ---         ---
Stores open, end of period.............................  203    184    171    146    125         212
                                                         ===    ===    ===    ===    ===         ===
Stores relocated or remodeled during the period........    8      7      7      2      3           4
                                                         ===    ===    ===    ===    ===         ===

MERCHANDISING STRATEGY

     The Company's merchandising strategy has been developed to appeal to value-conscious, quality-oriented customers. The Company offers its merchandise at prices targeted to be 10% to 30% below those of traditional department stores. The Company competes (i) with department stores by offering quality, brand name apparel at value prices, (ii) with specialty stores by offering apparel for the entire family, (iii) with off-price apparel stores by offering a wide selection of current-season merchandise at competitive prices and (iv) with discount stores by offering better brand name merchandise generally unavailable to discount retailers. The Company does not purchase factory seconds or close-out, out-of-season or irregular merchandise. The Company believes that its broad selection of current-season, first-quality, brand name merchandise, combined with its private label merchandise, provides a key competitive advantage. While nationally recognized brand name merchandise remains the cornerstone of its merchandising strategy, the Company continues to invest in the development of its private label brands, which offer customers designer looks and quality at value prices. For fiscal 1996 private label merchandise sales accounted for approximately 15% of the Company's sales.

     Generally within each store, specific departments are well signed and have direct aisleways leading to major departments. Visual merchandising and store presentation are enhanced by fixtures that showcase merchandise in an open, accessible and customer-friendly shopping environment. Sale items featured in the Company's advertising campaigns are highlighted in the stores with easy-to-read signs that help customers quickly locate items of interest. The overall merchandise presentation is reorganized four times a year to emphasize the fashion products for the upcoming season.

     A typical store has six divisions that include women's (juniors, misses, intimate apparel, swimwear and outerwear), denim, men's (sportswear, activewear, young men's and men's furnishings), children's (infants and toddlers, boys and girls), accessories and, in 157 stores, shoes. Goody's carries approximately 10,700 different styles of merchandise, all of which are electronically tracked in order to provide accurate selling data to the Company.

MERCHANDISING DIVISIONS

     Women's. The broadest merchandise selection offered by the Company is in the women's division, which contributed approximately 41% of total sales in fiscal 1996. Goody's improved its profitability in the women's division in fiscal 1996 by emphasizing career fashions, casual weekend wear, plus-size merchandise in the misses department and cross-over fashions targeted at customers whose tastes fall between those of the traditional junior and misses customers.

     Women's merchandise categories include juniors, misses, intimate apparel, swimwear and outerwear. Juniors' merchandise lines include brand names such as Adidas, Byer, California Concepts, Lee, Levi's, My Michelle, Nike, Reebok, Union Bay and Wrapper. Misses' merchandise lines include popular brand names such as Alfred Dunner, Cathy Daniels, Counterparts, Fundamental Things, Lee, Leslie Fay, Levi's, Requirements, Sag Harbor and Stephanie K by Koret, as well as the Company's private label brand, Mountain Lake. Fashion dresses are also an important part of Goody's overall women's product lines and feature popular brand names such as Dawn Joy, Jessica Howard, Leslie Fay, Plaza South, Positive Attitude and Scarlett. Brand name undergarments include products from Hanes, Lovable, Maidenform, Olga and Warner's. Swimwear features labels such as Body I.D., LaBlanca/Sassafras, Ocean Pacific and Speedo. Outerwear product lines include the Braetan, Herman Kay and Winlet brand name labels and Mountain Lake and GFC Trading Co., the Company's private label brands.

     Denim. The denim merchandise division is important to the Company's merchandising concept and contributed approximately 25% of total sales in fiscal 1996. The Company believes that its broad selection and competitive pricing of denim merchandise appeals to value-conscious families and generates customer traffic for other higher margin merchandise. The Company utilizes automatic replenishment programs using electronic data interchange ("EDI") with its major denim suppliers to alleviate out-of-stock positions for popular styles and sizes and improve inventory turnover. Primary brand names that are carried in the denim division include Bugle Boy, Lee, Levi's and Union Bay. The Company's private label brands for denim are Montana Blues Jean Company for women and Authentic GFC for men.

     Men's. The men's division contributed approximately 20% of total sales in fiscal 1996 and consists of sportswear, activewear, young men's and men's furnishings departments. The men's division utilizes a shop concept that features various brand name merchandise targeted at certain lifestyles. These concepts eliminate the need to market similar apparel to a variety of age groups and allow, for example, denim buyers to shop one area of the store regardless of their age. The Company introduced men's blazers and dress slacks in fiscal 1996 on a limited basis, and this program has been expanded in fiscal 1997. Featured brand names in the men's division include Adidas, Arrow, Bugle Boy, Dockers, Drummer Boy, Fila, Lee, Levi's, Nike, Reebok and Russell. The Company's private label brands for men are Authentic GFC, Bobby G, GFC and Ivy Crew.

     Children's. The children's division contributed approximately 7% of total sales in fiscal 1996 by offering popular and durable apparel for children of all ages. Primary brand names carried for children include Adidas, California Concepts, Cradle Togs, Dockers, Lee, Levi's, Mickey & Co., My Michelle, Nike, Reebok, Trends, Union Bay and Winnie the Pooh. The Company's private label brand for children is GoodKidz.

     Accessories. The accessories division, which includes items such as fashion and costume jewelry, handbags, belts, wallets, hair accessories, sunglasses for women, picture frames, gourmet foods, stationery and gift baskets, contributed approximately 3% of total sales in fiscal 1996. Featured brand names include Burnes of Boston, Capezio, Jantzen and Rosetti.

     Shoes. The shoe division contributed approximately 3% of total sales in fiscal 1996. Shoe departments are located in 157 of the Company's stores and are operated by a third party under an exclusive operating license agreement. In fiscal 1996, all of the 20 new stores opened by the Company included shoe departments. The shoe departments offer brand names such as Adidas, Converse, Esprit, Keds and L.A. Gear. During fiscal

1997, the Company plans to include a shoe department in each of the new stores to be opened during fiscal 1997 and to add one in 24 existing stores.

     Tuxedo rentals and service fees. The Company's revenue from tuxedo rentals and service fees charged on layaways contributed less than 1% of total sales in each of the last three fiscal years.

     The following table shows a breakdown of the Company's total sales for the periods indicated (dollars in thousands):

                                                                                       TWENTY-SIX WEEKS     TWENTY-SIX WEEKS
                                                                                            ENDED                ENDED
                          FISCAL 1996          FISCAL 1995          FISCAL 1994         AUGUST 2, 1997       AUGUST 3, 1996
                       ------------------   ------------------   ------------------   ------------------   ------------------
                        AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT    AMOUNT    PERCENT
                       --------   -------   --------   -------   --------   -------   --------   -------   --------   -------
Women's..............  $335,923     41.0%   $286,097     41.1%   $261,485     42.6%   $178,775     44.4%   $143,225     42.9%
Denim................   202,263     24.7     175,754     25.2     151,245     24.7      83,998     20.9      75,863     22.7
Men's................   165,438     20.2     144,081     20.7     128,477     20.9      78,372     19.5      65,198     19.5
Children's...........    59,705      7.3      49,229      7.1      40,148      6.5      27,901      6.9      25,519      7.6
Accessories..........    24,972      3.0      17,666      2.5      15,444      2.5      15,591      3.9      10,313      3.1
Shoes................    26,827      3.3      21,087      3.0      14,435      2.4      14,714      3.7      11,726      3.5
Tuxedos..............     3,928      0.5       2,954      0.4       2,430      0.4       2,912      0.7       2,333      0.7
                       --------    -----    --------    -----    --------    -----    --------    -----    --------    -----
                       $819,056    100.0%   $696,868    100.0%   $613,664    100.0%   $402,263    100.0%   $334,177    100.0%
                       ========    =====    ========    =====    ========    =====    ========    =====    ========    =====

PURCHASING

     The Company's merchandise purchasing function is centralized at its corporate headquarters. The Company buys its merchandise from approximately 730 vendors and does not have long-term or exclusive contracts with any manufacturer or vendor. During fiscal 1996 and the first twenty-six weeks of fiscal 1997, the Company's purchases from Levi Strauss & Co., its largest vendor, represented approximately 20% and 22% of its total purchases, respectively. No more than 5% of total purchases were attributable to any one of the Company's other vendors. The Company intends to maintain strong, partner-type relationships with its vendors. A significant portion of the Company's merchandise is pre-packed and pre-ticketed by the vendors for each store, reducing the cost, and increasing the speed, of delivering merchandise to the Company's stores.

     Merchandise associated with the Company's private label brands is largely imported. The Company employs its own designers and product development teams who work closely with its merchants to track seasonal fashion trends, analyze customer feedback and determine accurate order quantities. The Company controls its private label merchandise from the initial concept to the final sale to the consumer and monitors product quality, freight costs and other expenses in an effort to maximize gross margins on such merchandise.

PLANNING AND ALLOCATION

     The Company's planning and allocation department works closely with its merchants, distribution center and store operations personnel to establish an appropriate flow of merchandise on a store-by-store basis. This flow of merchandise reflects customer preferences in each market and thereby reduces the cost of transferring merchandise among its various stores. The Company also utilizes automatic replenishment programs using EDI with approximately 58 vendors, which allows for more efficient replenishment of specific items of merchandise in particular styles, sizes and colors to minimize out-of-stock positions of basic merchandise and improve inventory turnover. The Company expects to continue to invest in automatic replenishment programs using EDI with new and existing vendors and increase the number of participating vendors.

CENTRALIZED DISTRIBUTION

     The Company believes that its 344,000 square foot distribution center, located in Knoxville, Tennessee, will be sufficient to supply merchandise to approximately 350 stores. The distribution center is equipped with automated merchandise handling equipment that facilitates efficient distribution of merchandise to the Company's stores and provides for efficient cross docking of pre-packed merchandise by store. In order to improve quality control, all incoming merchandise is received at the distribution center to allow for inspection before being delivered to the stores.

     Merchandise is typically processed through the distribution center and forwarded to individual stores within 48 hours. Furthermore, because the distribution center is located adjacent to both a main north-south and a main east-west interstate highway, the Company can negotiate favorable shipping terms with its vendors for merchandise delivered to its distribution center.

     The Company has also developed an effective computerized system for tracking merchandise from the time it arrives at its distribution center until it is delivered to the stores to ensure that shipments are delivered in an accurate and timely manner. In delivering merchandise to the stores, the Company utilizes a third party contract carrier.

MARKETING AND ADVERTISING

     The Company's marketing and advertising functions are centralized at its corporate headquarters. The Company's marketing and promotional strategy is designed to reinforce its image as a value-priced, family apparel retailer. The Company believes that its advertisements, which emphasize low prices and broad selections for the entire family, have enabled the Company to communicate a unique look that reinforces its niche in the marketplace.

     Using a multi-media approach, Goody's develops and prepares its own advertising materials for newspapers and internally creates television and radio spots. The Company's media department researches each market to develop profiles of shoppers in order to effectively plan the Company's advertising. The Company frequently uses full-color advertising to portray the depth and selection of its merchandise. In-store merchandise presentation is coordinated with such advertising to maximize promotional opportunities. While the exact allocation of advertising dollars differs from market to market, the Company generally allocates approximately 67% of its advertising budget to print media and the remainder to television and radio. Several of the Company's key vendors share in the costs of mutually beneficial advertising campaigns through cooperative advertising programs.

PRICING

     The Company's pricing strategy is designed to provide value to its customers by offering merchandise at prices targeted to be 10% to 30% below those of traditional department stores. Denim, which is a consumer draw, is priced very competitively and is generally positioned to increase traffic throughout the store. All pricing decisions are made at the Company's corporate headquarters. In order to remain competitive and enhance its sales promotion efforts, Goody's frequently monitors its competitors' prices. In addition, the Company's management information systems provide daily and weekly sales and gross margin reports that, among other things, track sales and gross margins by stock keeping unit ("SKU") and provide management with the flexibility to adjust prices as appropriate.

CUSTOMER SERVICE

     The Company's customer service training program, Customer First, was designed to help store associates develop a customer-friendly mind-set where customers -- not tasks -- come first in the stores. This initiative begins with pre-employment screenings that measure job applicants' initial customer service skills and is supported by ongoing training programs and incentives for associates who demonstrate outstanding customer service performance. The Company is also making operational enhancements to improve customers' overall shopping experiences in its stores. To allow store associates more time to assist customers, an electronic system was implemented during 1996 to reduce the time required to manage price changes. The Company's merchandise return and exchange policies were developed to ensure positive interactions between store associates and customers. Additionally, the Company continues to invest in new cash register technologies to simplify the customer checkout process and is currently testing customer conveniences such as strollers, wheelchairs and oversized shopping bags in new stores. To monitor the success of these new Customer First programs, Goody's is encouraging customer feedback with newly designed in-store survey cards.

STORE OPERATIONS

     Management of store operations is the responsibility of the Executive Vice President -- Stores, who is assisted by the Vice President -- Store Operations, three Regional Vice Presidents -- Sales, 26 district managers, and individual store managers. Each district manager oversees six to 11 stores and reports to a Regional Vice President -- Sales.

     The Company's stores are generally open from 9:00 a.m. to 9:00 p.m. Monday through Thursday; from 9:00 a.m. to 10:00 p.m. Friday and Saturday; and 12:00 p.m. to 6:00 p.m. on Sunday. These hours are extended during various holiday and peak selling seasons. Each store has a manager and between one and three assistant managers, depending upon the size of the store. Other positions of responsibility within a store include four to five department managers, a head cashier and a stockroom manager. The number of sales staff ranges from 12 in smaller size stores to 25 in average size stores to 70 in larger size stores. The majority of the sales staff are employed on a full-time basis, although part-time workers are hired during peak selling seasons.

STORE LOCATIONS

     The Company locates stores predominantly in small to midsize markets in the Southeast and Midwest that typically have populations of 100,000 or fewer and demographic characteristics consistent with its targeted value-conscious customer. During fiscal 1996, the Company added an eighth store in Birmingham, Alabama, as part of its expansion into its first large metropolitan market. By using the same real estate strategy used in Birmingham -- i.e., locating stores on the perimeter of a large city -- during fiscal 1996, the Company entered metropolitan Atlanta, Georgia, with the opening of six stores, and Charlotte, North Carolina, with the opening of three stores. Goody's primarily leases store space in strip centers, where costs are generally lower than mall locations. The smallest of the Company's stores has 7,600 gross square feet, and the largest store has approximately 52,600 gross square feet; the average store size is approximately 27,000 gross square feet.

     All of the Company's stores are leased, rather than owned, which has enabled the Company to grow without incurring indebtedness associated with acquiring and owning real estate. The Company believes that the flexibility of leasing its stores provides substantial benefits and avoids the inherent risks of owning real estate. The Company believes that it has established itself as an anchor tenant due to its operating performance, the size of its stores, its advertising contributions in local markets, its financial position, and its history of generally meeting its lease commitments on a timely basis.

INFORMATION SYSTEMS

     The Company maintains fully integrated, point-of-sale inventory and merchandise systems processed on an IBM SP-2 computer. The Company's information systems provide management, buyers, planners and distributors with comprehensive data that helps them identify emerging sales trends and, accordingly, manage inventories. The information systems include unit and dollar planning, purchase order management, open order reporting, open-to-buy, receiving, distribution, EDI, basic stock replenishment, transfer management, and inventory and price management. Daily and weekly sales reports are used by management to enhance the timeliness and effectiveness of purchasing and markdown decisions. Merchandise purchases are based on planned sales and inventories and are frequently revised to reflect changing sales trends.

     All of the Company's stores have NCR point-of-sale systems supported by a back-office in-store computer system. The in-store systems feature bar coded ticket scanning, automatic price look-up, dial-out credit and check authorization, and nightly transmittal of detailed sales data from stores to the corporate office. The Company's merchandising and store systems were originally implemented in 1987 and have been continually upgraded since that time. The Company's financial systems were substantially replaced in 1996 with a new state-of-the-art fully-integrated system. The Company's current systems can support a substantially expanded store base without significant additional capital investment. However, the Company plans to replace its existing merchandise systems over the next two years to keep current with leading technology.

PROPERTIES

     The Company owns its corporate headquarters and distribution center located at 400 Goody's Lane, Knoxville, Tennessee. The distribution center is a one story, 344,000 square foot facility with 43 loading docks and a mezzanine level that has an additional 14,000 square feet currently used as office space. The corporate headquarters building is adjacent to the distribution center and comprises approximately 140,000 square feet.

     The Company currently leases all of its stores. Lease terms generally contain renewal options and provide for a fixed minimum rent, an additional rent based on a percent of sales above a minimum sales level, and a pro-rata share of the taxes, insurance and common area maintenance costs.

TRADEMARKS

     The United States Patent and Trademark Office (the "USPTO") has issued to the Company federal registrations for the following trademarks: Authentic GFC, Chandler Hill, GFC, GFC Trading Co., GoodKidz and Goody's Family Clothing. The Company has also filed applications with the USPTO seeking federal registrations for the following trademarks: Bobby G, Fireside Flannels, Ivy Crew, Montana Blues Jean Company, Mountain Lake and Old College Inn. The Company's private label programs represented approximately 15% of the Company's sales for fiscal 1996 and the twenty-six weeks ended August 2, 1997.

     In April 1994, the Company filed an application with the USPTO to register the trademark Ivy Crew. Two parties have filed separate notices of opposition to the registration. The Company believes that it has meritorious defenses to these oppositions, but does not anticipate a determination by the USPTO on any of the oppositions until the summer of 1998.

     In August 1996, the Company filed an application with the USPTO to register the trademark Old College Inn. In April 1997, the Company received a cease and desist letter from a third party claiming prior rights to the trademark Old College Inn. In May 1997, the Company filed an action for a declaratory judgment against such party in federal court in the Eastern District of Tennessee, and such party has asserted counterclaims against the Company seeking injunctive relief and unspecified monetary damages. A trial has been scheduled for January 1998. The Company believes that it has meritorious defenses to the counterclaims.

     The Company filed a trademark application with the USPTO on March 27, 1995, as supplemented on March 28, 1995, for the trademark Montana Blues Jean Company. Such application has been refused and suspended by the USPTO pending action on previously filed trademark applications by others.

     The Company received a federal registration to the trademarks GFC Trading Co. and GFC on January 23, 1996 and August 20, 1996, respectively. In September 1996, the Company filed an action in federal court in the Eastern District of Tennessee seeking a declaratory judgment against a third party who had alleged common law trademark rights to the trademark GFC. In February 1997, such party commenced a separate action against the Company in federal court in the Southern District of New York seeking injunctive relief and unspecified monetary damages. A motion to dismiss the New York action is pending. The Company believes that it has meritorious defenses to the claims against it.

     There can be no assurance that the Company will prevail in any of these disputes or that the USPTO will register the trademarks for which the Company has applied. An unfavorable outcome in any one or more of these matters could require the Company to abandon the applicable trademark, which could adversely affect the Company's sales. It is also possible that damages could be awarded against the Company.

COMPETITION

     The retail apparel business is highly competitive, with price, selection, fashion, quality, location, store environment and service being the principal competitive factors. The Company believes that it is well positioned to compete on the basis of each of these factors. The Company competes primarily with department stores, specialty stores, off-price apparel stores and discount stores. Many competitors are large national chains with substantially greater financial and other resources than those available to the Company; there is no assurance that the Company will continue to be able to compete successfully with any of them in the future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the executive officers and directors of the Company:

                 NAME                    AGE                      POSITION
                 ----                    ---                      --------
Robert M. Goodfriend...................  47    Chairman of the Board of Directors and Chief
                                               Executive Officer
Harry M. Call..........................  52    President, Chief Operating Officer and
                                               Director
Edward R. Carlin.......................  56    Executive Vice President, Chief Financial
                                               Officer and Secretary
Thomas R. Kelly, Jr....................  52    Executive Vice President and General
                                               Merchandise Manager
David R. Mullins.......................  45    Executive Vice President, Stores
Stanley B. Latacha.....................  47    Senior Vice President, Marketing and
                                               Advertising
Marcus H. Smith, Jr....................  40    Senior Vice President, Real Estate
Samuel J. Furrow.......................  55    Director
Robert F. Koppel.......................  50    Director
Irwin L. Lowenstein....................  62    Director
Cheryl L. Turnbull.....................  37    Director

     Robert M. Goodfriend has served as Chairman of the Board of Directors since 1991 and Chief Executive Officer of the Company since 1977 (except for approximately three months during fiscal 1994). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." He joined the Company in 1972 and became a Director in 1973.

     Harry M. Call has served as Director, President and Chief Operating Officer of the Company since January 1995 and as Director, Chief Operating Officer and Executive Vice President of the Company from January 1988 to August 1993. He has also served as a Director of Cush Industries (a medical supply company) since August 1994. Previously, he served as the Director of Operations of Processed Foods Corporation (a food processing company) from October 1993 to January 1995.

     Edward R. Carlin has served as Executive Vice President, Chief Financial Officer of the Company since July 1994 and Secretary of the Company since February 1995. Previously, he served as Director, Executive Vice President, Chief Financial Officer and Secretary of Oshman's Sporting Goods, Inc. (a publicly-held retail sporting goods chain) and in various other capacities from August 1982 to July 1994.

     Thomas R. Kelly, Jr. has served as Executive Vice President, General Merchandise Manager of the Company since January 1995 and from October 1990 to June 1993. From June 1994 to January 1995, he was an independent consultant. Previously, he served as Senior Vice President and General Merchandise Manager of Solo Serve Corporation (an off-price retailer) from November 1993 to June 1994.

     David R. Mullins has served as Executive Vice President, Stores of the Company since December 1996. Previously, he served as Senior Vice President, Store Operations from July 1994 to December 1996, Vice President, Store Operations, from August 1980 to July 1994 and a Director of the Company from November 1991 to October 1993.

     Stanley B. Latacha joined the Company in July 1997 as Senior Vice President, Marketing and Advertising. Previously, he served as Senior Vice President, Marketing and Advertising of OfficeMax, Inc. (an office products superstore) from August 1996 to July 1997 and Vice President, Marketing and Sales Promotion of Richman Gordman 1/2 Price Stores (a regional off-price department store) from October 1990 to June 1996. He has also served in various capacities with Ames Discount Department Stores, Zayre Discount Stores, Young & Rubicam Advertising and Ogilvy & Mather Advertising.

     Marcus H. Smith, Jr. has served as Senior Vice President, Real Estate of the Company since April 1995. Previously, he served as Vice President of Development of Valparaiso Realty Company (a real estate development company) from May 1992 to April 1995 and Vice President of Real Estate of Enstar Specialty Retail (an apparel and shoe retailer) from August 1989 to May 1992.

     Samuel J. Furrow has served as a Director of the Company since January 1995. He has been the Chairman of Furrow Auction Company (a real estate and equipment sales company) since April 1968 and the Chairman of Furrow-Justice Machinery Corporation (a six-branch industrial and construction equipment dealer) since September 1983. He has also been the owner of Knoxville Motor Company (a Mercedes-Benz dealership) since December 1980, a Director of Southeastern -- Advertising Inc. (an advertising agency) since April 1968 and a Director of First American National Bank since September 1993.

     Robert F. Koppel has served as a Director of the Company since January 1995. He has been the President of East Tennessee Children's Hospital since August 1976.

     Irwin L. Lowenstein has served as a Director of the Company since June 1996. He has been an Executive Vice President of Heilig-Meyers Company (a publicly held specialty furniture retailer) since February 1997. He was the Chief Executive Officer of Rhodes, Inc. (a publicly held specialty furniture retailer) ("Rhodes") from May 1989 to January 1997. Previously, he served as Chairman from July 1994 to February 1997, Director from March 1977 to February 1997, President from March 1977 to July 1994 and Chief Operating Officer from March 1977 to May 1989 of Rhodes. He has served as a Director of L.A.T. Sportswear, Inc. (a sportswear manufacturer and distributor) since July 1994.

     Cheryl L. Turnbull has served as a Director of the Company since January 1995. She has been a Vice President of Banc One Capital Corporation (a merchant bank) since July 1996. She was a private investor from July 1995 to July 1996. Previously, she served as a Managing Director of Aston Limited Partners, L.P. (a bank re-engineering firm) from August 1992 to June 1995, and as a Vice President of Merchant Banking for Prudential Bache Interfunding, Inc. (a merchant bank) and in various other capacities for Prudential Securities, Inc. from August 1987 to December 1991.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus (except in the case of FMR Corp. and the other persons and entities referenced in footnote 5), and as adjusted to reflect the completion of the Offering, by (i) each person known by the Company to beneficially own five percent (5%) or more of the outstanding Common Stock; (ii) each of the Company's directors and executive officers; (iii) each Selling Shareholder and (iv) all directors and executive officers of the Company as a group. Except as otherwise noted below, each of the holders listed below has sole voting and investment power with respect to the shares shown as beneficially owned.

                                          SHARES BENEFICIALLY
                                            OWNED PRIOR TO                      SHARES BENEFICIALLY
                                              OFFERING(1)         SHARES      OWNED AFTER OFFERING(1)
                                          -------------------      BEING      -----------------------
NAME                                       NUMBER     PERCENT     OFFERED       NUMBER       PERCENT
----                                      ---------   -------    ---------    ----------     --------
Robert M. Goodfriend(2)(3)..............  9,369,605     56.4%    2,000,000(4)  7,369,605(4)     44.3%(4)
FMR Corp.(5)............................  1,612,500      9.9%           --     1,612,500         9.9%
Harry M. Call(6)........................    105,305        *        20,000        85,305           *
Edward R. Carlin(7).....................     34,652        *         7,000        27,652           *
Thomas R. Kelly, Jr.(8).................     18,000        *            --        18,000           *
David R. Mullins(9).....................     66,500        *            --        66,500           *
Stanley B. Latacha......................         --       --            --            --          --
Marcus H. Smith, Jr.(10)................     10,800        *            --        10,800           *
Samuel J. Furrow(11)....................     11,948        *            --        11,948           *
Robert F. Koppel(12)....................     11,684        *            --        11,684           *
Irwin L. Lowenstein(13).................      5,857        *            --         5,857           *
Cheryl L. Turnbull(14)..................     16,849        *            --        16,849           *
All Directors and Executive Officers as
  a Group (11 Persons)(15)..............  9,651,200     57.1%    2,027,000     7,624,200        45.1%

---------------

   * Less than one percent
 (1) "Beneficial Ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power or both and also includes options which are exercisable within sixty days of the date hereof. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the 1934 Act. The percentages are based upon 16,299,257 shares outstanding prior to the Offering and 16,326,257 shares outstanding after the Offering (giving effect to the exercise of stock options for 27,000 shares of Common Stock by certain Selling Shareholders in connection with the Offering), except for certain parties who hold presently exercisable stock options to purchase shares. The percentages for those parties who hold exercisable stock options are based upon the sum of 16,299,257 shares outstanding prior to the Offering and 16,326,257 shares outstanding after the Offering, as the case may be, plus the number of shares subject to presently exercisable stock options held by them, as indicated in the following notes.
 (2) The business address of Mr. Goodfriend is 400 Goody's Lane, Knoxville, Tennessee 37922.
 (3) These shares include 11,250 shares owned by Mr. Goodfriend's wife, with whom Mr. Goodfriend shares voting and investment power with respect to such shares, and 320,000 shares of Common Stock subject to presently exercisable stock options. These shares do not include 417,270 shares (2.6% of the outstanding shares of Common Stock) held in trust for Mr. Goodfriend's children, as to which Mr. Goodfriend disclaims beneficial ownership. Mr. Goodfriend has no voting or investment power with respect to these shares.
 (4) Mr. Goodfriend has granted the Underwriters a 30-day option to purchase up to 300,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the number of shares he will beneficially own after the Offering will be 7,069,605 (42.5% of the outstanding Common Stock).
 (5) According to a Schedule 13G filed by FMR Corp. ("FMR"), Edward C. Johnson 3d, Abigail P. Johnson, Fidelity Management & Research Company, a registered investment adviser and a wholly-owned subsidiary of FMR ("Fidelity") and Fidelity Contrafund, Mr. Johnson 3d is the Chairman of FMR and the owner of 12% of the aggregate outstanding voting stock of FMR and Ms. Johnson is a director of FMR and the owner of 24.5% of the aggregate outstanding voting stock of FMR and each may be deemed to be members of a controlling group with respect to FMR. The
     Schedule 13G states that, at December 31, 1996, (i) Fidelity was the beneficial owner of 1,612,500 shares of Common Stock as a result of acting as investment advisor to various registered investment companies (the "Funds"), (ii) Fidelity Contrafund, one of the Funds, was the beneficial owner of 1,535,300 shares of Common Stock (9.51% of the then outstanding shares of Common Stock), (iii) each of Mr. Johnson 3d, FMR (through its control of Fidelity) and the Funds has sole power to dispose of the 1,612,500 shares and (iv) the power to vote all of the 1,612,500 shares resides with the Board of Trustees of the Funds. The address of FMR, Fidelity and Fidelity Contrafund is 82 Devonshire Street, Boston, Massachusetts 02109.
 (6) Includes 100,000 shares of Common Stock (prior to the Offering) subject to presently exercisable stock options.
 (7) Includes 34,500 shares of Common Stock (prior to the Offering) subject to presently exercisable stock options.
 (8) Includes 18,000 shares of Common Stock subject to presently exercisable stock options.
 (9) Includes 61,250 shares of Common Stock subject to presently exercisable stock options.
(10) Includes 10,000 shares of Common Stock subject to presently exercisable stock options.
(11) Includes 11,948 shares of Common Stock subject to presently exercisable stock options.
(12) Includes 11,684 shares of Common Stock subject to presently exercisable stock options.
(13) Includes 5,857 shares of Common Stock subject to presently exercisable stock options.
(14) Includes 16,849 shares of Common Stock subject to presently exercisable stock options.
(15) Voting and investment power with respect to 11,950 shares are shared with certain family members of the respective director and/or executive officer. Includes 590,088 shares outstanding prior to the Offering and 563,088 shares outstanding after the Offering, as the case may be, subject to presently exercisable stock options. See footnotes above.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc. and J.C. Bradford & Co. are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Selling Shareholders, and the Selling Shareholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names.

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
The Robinson-Humphrey Company, Inc. ........................        638,500
J.C. Bradford & Co. ........................................        638,500
William Blair & Company, L.L.C. ............................         50,000
Furman Selz LLC.............................................         50,000
Gerard Klauer Mattison & Co., Inc. .........................         50,000
Hilliard Lyons Inc. ........................................         50,000
Interstate/Johnson Lane Corporation.........................         50,000
Legg Mason Wood Walker, Incorporated........................         50,000
McDonald & Company Securities, Inc. ........................         50,000
Morgan Keegan & Company, Inc. ..............................         50,000
Needham & Company, Inc. ....................................         50,000
Rauscher Pierce Refsnes, Inc. ..............................         50,000
Raymond James & Associates, Inc. ...........................         50,000
Rodman & Renshaw, Inc. .....................................         50,000
Scott & Stringfellow Inc. ..................................         50,000
Southwest Securities .......................................         50,000
Stephens Inc. ..............................................         50,000
                                                                 ----------
          Total ............................................      2,027,000
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.82 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share in sales to certain other dealers. After the Offering, the public offering price and other selling terms may be changed.

     One of the Selling Shareholders has granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the above table, bears to the 2,027,000 shares of Common Stock offered hereby.

     The Company, its executive officers and directors, and the Selling Shareholders (beneficially owning, in the aggregate, 7,624,200 shares of Common Stock following the Offering) have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock (other than the shares offered by the Selling Shareholders in the Offering), subject to certain exceptions, for a period of 120 days from the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc. on behalf of the Underwriters.

     Pursuant to the Underwriting Agreement, the Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act. The Company and the Selling Shareholders have entered into a separate agreement whereby the Company will indemnify the Selling Shareholders for certain liabilities in connection with the Offering, including liabilities under the Securities Act.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     In connection with the Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the one business day prior to the pricing of the Offering before the commencement of offers or sales of the Common Stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of the Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce the short position by purchasing the Common Stock in the open market. The Representatives may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York. Certain legal matters related to the Offering will be passed upon for the Underwriters by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

                                    EXPERTS

     The Company's consolidated financial statements as of February 1, 1997 and February 3, 1996 and for each of the three years in the period ended February 1, 1997 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated by reference herein, and has been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim consolidated financial information for (i) the thirteen and twenty-six weeks ended August 2, 1997 and August 3, 1996 which is included and incorporated by reference in this Prospectus and (ii) the thirteen weeks ended May 3, 1997 and May 4, 1996 which is incorporated by reference in this Prospectus, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended August 2, 1997 and May 3, 1997 and incorporated by reference herein, they did not audit and they do not express opinions on that interim consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on unaudited interim consolidated financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the 1934 Act and, in accordance therewith, files reports, proxy statements, information statements and other information with the Commission. Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the principal offices of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located in the Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site that contains reports, proxy statements, information statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act relating to the Common Stock offered hereby. This Prospectus, which is part of such Registration Statement, does not contain all of the information set forth, or incorporated by reference, in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be inspected and copied in the manner and at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or as previously filed with the Commission and incorporated herein by reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents previously filed with the Commission (File No. 0-19526) pursuant to the 1934 Act are hereby incorporated by reference into this
Prospectus:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 1997.

          3. The Company's Quarterly Report on Form 10-Q for the quarter ended August 2, 1997.

          4. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission under the 1934 Act, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to: Goody's Family Clothing, Inc., 400 Goody's Lane, Knoxville, Tennessee 37922, Attention:
Edward R. Carlin, telephone: (423) 966-2000.

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY
  28, 1995:
  Independent Auditors' Report..............................  F-2
  Consolidated Statements of Operations for each of the
     three fiscal years in the period ended February 1,
     1997...................................................  F-3
  Consolidated Balance Sheets as of February 1, 1997 and
     February 3, 1996.......................................  F-4
  Consolidated Statements of Cash Flows for each of the
     three fiscal years in the period ended February 1,
     1997...................................................  F-5
  Consolidated Statements of Shareholders' Equity for each
     of the three fiscal years in the period ended February
     1, 1997................................................  F-6
  Notes to Consolidated Financial Statements................  F-7
TWENTY-SIX WEEKS ENDED AUGUST 2, 1997 AND AUGUST 3, 1996
  (UNAUDITED):
  Consolidated Statements of Operations for the twenty-six
     weeks ended August 2, 1997 and August 3, 1996..........  F-14
  Consolidated Balance Sheets as of August 2, 1997 and
     August 3, 1996.........................................  F-15
  Consolidated Statements of Cash Flows for the twenty-six
     weeks ended August 2, 1997 and August 3, 1996..........  F-16
  Notes to Interim Consolidated Financial Statements........  F-17

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Goody's Family Clothing, Inc.

     We have audited the accompanying consolidated balance sheets of Goody's Family Clothing, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Goody's Family Clothing, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Atlanta, Georgia
March 19, 1997

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       FISCAL YEAR
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
Sales.......................................................  $819,056   $696,868   $613,664
Cost of sales and occupancy expenses........................   609,684    526,151    458,857
                                                              --------   --------   --------
Gross profit................................................   209,372    170,717    154,807
Selling, general and administrative expenses................   182,628    154,901    136,612
Unusual items...............................................        --         --      6,143
                                                              --------   --------   --------
Earnings from operations....................................    26,744     15,816     12,052
Interest expense............................................       762        608      1,163
Investment income (loss)....................................     1,460      1,319       (117)
                                                              --------   --------   --------
Earnings before income taxes................................    27,442     16,527     10,772
Provision for income taxes..................................    10,291      6,063      3,900
                                                              --------   --------   --------
Net earnings................................................  $ 17,151   $ 10,464   $  6,872
                                                              ========   ========   ========
Earnings per common share...................................  $   1.04   $   0.65   $   0.43
                                                              ========   ========   ========
Weighted average common shares outstanding..................    16,509     16,123     16,097
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                              FEBRUARY 1,   FEBRUARY 3,
                                                                 1997          1996
                                                              -----------   -----------
                                        ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 43,316      $ 32,987
  Investments...............................................      1,453         1,386
  Inventories...............................................    107,495        78,267
  Accounts receivable and other current assets..............      9,689         6,617
                                                               --------      --------
          Total current assets..............................    161,953       119,257
Property and equipment, net.................................     88,955        85,715
Other assets................................................      3,439         3,471
                                                               --------      --------
          Total assets......................................   $254,347      $208,443
                                                               ========      ========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................   $ 75,900      $ 68,238
  Accrued expenses..........................................     34,841        21,345
  Income taxes payable......................................      6,957         1,671
  Current portion of long-term debt.........................        239           217
                                                               --------      --------
          Total current liabilities.........................    117,937        91,471
Long-term debt..............................................        871         1,110
Other long-term liabilities.................................      2,578         2,239
Deferred income taxes.......................................      9,385         7,748
                                                               --------      --------
          Total liabilities.................................    130,771       102,568
                                                               --------      --------
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock, par value $1 per share;
     authorized -- 2,000,000 shares;
     issued and outstanding -- none
  Class B Common stock, no par value;
     authorized -- 50,000,000 shares;
     issued and outstanding -- none
  Common stock, no par value; authorized -- 50,000,000
     shares;
     issued -- 16,364,832 and 16,325,212 shares,
     respectively;
     outstanding -- 16,164,832 and 16,125,212 shares,
     respectively...........................................     26,466        26,040
Paid-in capital.............................................      3,259         3,135
Retained earnings...........................................     96,953        79,802
Treasury stock, at cost -- 200,000 shares...................     (3,102)       (3,102)
                                                               --------      --------
          Total shareholders' equity........................    123,576       105,875
                                                               --------      --------
          Total liabilities and shareholders' equity........   $254,347      $208,443
                                                               ========      ========

          See accompanying notes to consolidated financial statements

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                       FISCAL YEAR
                                                              ------------------------------
                                                                1996       1995       1994
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings................................................  $ 17,151   $ 10,464   $  6,872
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Depreciation and amortization.............................    10,595      9,141      6,185
  Net loss (gain) on asset disposals and write-down.........     1,965        (22)       191
  Net loss on sale of investments...........................        --         --      1,596
  Changes in assets and liabilities:
     Investments............................................       (67)      (104)    25,323
     Inventories............................................   (29,228)   (13,859)    (6,208)
     Accounts payable.......................................     7,081     18,928      5,119
     Income tax accounts....................................     5,257       (290)     1,619
     Other assets and liabilities...........................     9,739     (1,651)     4,580
                                                              --------   --------   --------
          Cash provided by operating activities.............    22,493     22,607     45,277
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment......................   (16,070)   (10,632)   (39,388)
Proceeds from sale of property and equipment................       270        397        333
                                                              --------   --------   --------
          Cash used in investing activities.................   (15,800)   (10,235)   (39,055)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net advances (payments) on notes payable....................        --    (10,000)       800
Repayment of long-term debt.................................      (217)      (198)      (179)
Issuance of common stock....................................       347        201         94
Redemption of preferred stock purchase rights...............        --       (161)        --
Changes in cash management accounts.........................     3,506      7,642     (1,913)
                                                              --------   --------   --------
          Cash provided by (used in) financing activities...     3,636     (2,516)    (1,198)
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................    10,329      9,856      5,024
Cash and cash equivalents, beginning of year................    32,987     23,131     18,107
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 43,316   $ 32,987   $ 23,131
                                                              ========   ========   ========
Supplemental Disclosures:
  Interest payments.........................................  $    745   $    665   $  1,174
  Income tax payments, net of refunds received..............     5,294      7,062      2,310

          See accompanying notes to consolidated financial statements

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                       COMMON STOCK                           TREASURY STOCK
                                     ----------------   PAID-IN   RETAINED   ----------------
                                     SHARES   AMOUNT    CAPITAL   EARNINGS   SHARES   AMOUNT     TOTAL
                                     ------   -------   -------   --------   ------   -------   --------
BALANCE, JANUARY 29, 1994..........  16,291   $25,712   $3,296    $62,466     (200)   $(3,104)  $ 88,370
Net earnings.......................      --        --       --      6,872       --         --      6,872
Exercise of stock options..........      11       123       --         --       --         --        123
Cancellation of treasury stock.....      --        (2)      --         --       --          2         --
                                     ------   -------   ------    -------     ----    -------   --------
BALANCE, JANUARY 28, 1995..........  16,302    25,833    3,296     69,338     (200)    (3,102)    95,365
Net earnings.......................      --        --       --     10,464       --         --     10,464
Exercise of stock options..........      23       207       --         --       --         --        207
Redemption of preferred stock
  purchase rights..................      --        --     (161)        --       --         --       (161)
                                     ------   -------   ------    -------     ----    -------   --------
BALANCE, FEBRUARY 3, 1996..........  16,325    26,040    3,135     79,802     (200)    (3,102)   105,875
Net earnings.......................      --        --       --     17,151       --         --     17,151
Exercise of stock options..........      40       426      124         --       --         --        550
                                     ------   -------   ------    -------     ----    -------   --------
BALANCE, FEBRUARY 1, 1997..........  16,365   $26,466   $3,259    $96,953     (200)   $(3,102)  $123,576
                                     ======   =======   ======    =======     ====    =======   ========

          See accompanying notes to consolidated financial statements

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      YEARS ENDED FEBRUARY 1, 1997, FEBRUARY 3, 1996 AND JANUARY 28, 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     At February 1, 1997, Goody's Family Clothing, Inc. and subsidiaries (the "Company") was principally engaged in the retailing of moderately priced apparel for women, men and children in 203 retail stores located in 14 states. Its significant accounting policies are as follows:

Fiscal Year-End -- The Company's fiscal year ends on the Saturday nearest the last day of January. Fiscal 1996, 1995 and 1994 refer to the Company's fiscal years ended February 1, 1997 (52 weeks), February 3, 1996 (53 weeks) and January 28, 1995 (52 weeks), respectively.

Principles of Consolidation -- The consolidated financial statements include the accounts of Goody's Family Clothing, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents -- Cash equivalents consist of highly liquid investments, such as money market accounts, deposit accounts, government backed securities, and overnight repurchase agreements, each with a maturity of less than three months. The cost of these investments approximate their fair market value.

     Amounts due banks upon the clearance of certain checks under the Company's cash management program have been included in both accounts payable and accrued expenses. At February 1, 1997 and February 3, 1996, the total of such amounts were $14,497,000 and $10,991,000, respectively.

Investments -- Investments are held by a bank, as trustee, to fund certain potential future severance payments in respect of which no liability exists at February 1, 1997. The Company is restricted from using these funds for its operating activities until April 1998.

Inventories -- Inventories are stated at the lower of moving weighted average cost or market.

Property and Equipment -- Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by using the straight-line method over the estimated useful lives of the assets, which are 40 years for buildings and up to 10 years for other assets. Leasehold improvements are amortized by the straight-line method over the lesser of the useful lives of the improvements or the initial terms of the related leases.

Store Opening and Closing Costs -- Non-capital expenditures for new or relocated stores are expensed as incurred. The net book value of leasehold improvements and abandoned fixtures as well as any future rents payable for stores, for which a decision has been made to close or relocate the stores, are charged against current earnings.

Income Taxes -- Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial reporting basis of the Company's assets and liabilities based upon enacted tax laws and statutory tax rates applicable to the future years in which the differences are expected to affect taxable income.

Sales -- Sales include approximately $26,827,000, $21,087,000 and $14,435,000 of leased shoe department sales for fiscal 1996, 1995 and 1994, respectively.

Earnings Per Common Share -- Weighted average common shares outstanding for fiscal year 1996 includes common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES not materially dilutive in prior years and therefore are not included in the earnings per share computations for such years.

New Accounting Pronouncement -- In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). This Statement establishes new standards for computing and presenting earnings per share information. SFAS No. 128 simplifies the computation of earnings per share currently required by Accounting Principles Board Opinion No. 15, "Earnings per Share" and its related interpretations. The new Statement replaces the presentation of "primary" (and when required "fully diluted") earnings per share with "basic" and "diluted" earnings per share. This new Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. The Company's computation of basic and diluted earnings per share under SFAS No. 128 for fiscal 1996, 1995 and 1994 will not be materially different from earnings per share previously reported for those years.

Reclassifications -- Certain reclassifications have been made to the financial statements of prior periods to conform to the current period presentation.

2.  PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):

                                                              FEBRUARY 1,   FEBRUARY 3,
                                                                 1997          1996
                                                              -----------   -----------
Land........................................................   $  3,512      $  3,512
Buildings...................................................     25,631        25,277
Leasehold improvements......................................     17,720        18,380
Furniture and equipment.....................................     79,647        68,520
Transportation equipment....................................      5,762         5,597
                                                               --------      --------
          Total property and equipment......................    132,272       121,286
Less accumulated depreciation and amortization..............     43,317        35,571
                                                               --------      --------
          Net property and equipment........................   $ 88,955      $ 85,715
                                                               ========      ========

     The Company continually evaluates its investment in long-lived assets (principally property and equipment) used in operations on an individual store basis. During the fourth quarter of 1996, the Company determined that, based upon recent operating results and updated operating projections, the property and equipment at certain stores was impaired. As a result, the Company recorded a pre-tax charge in fiscal 1996 of approximately $741,000, or $0.03 per share, in order to write-down the carrying value of the property and equipment to their estimated fair value pursuant to the provisions of SFAS No. 121. No impairment charge was necessary for fiscal 1995 based upon the results of similar analysis performed.

3.  CREDIT ARRANGEMENTS

     In May 1996, the Company renewed its credit facility with a consortium of banks for an unsecured revolving line of credit which provides for cash borrowings for general corporate purposes as well as for the issuance of letters of credit of up to $100,000,000. This facility extends through May 1998. The Company is committed to pay (i) interest on the cash borrowings at a fluctuating base rate or LIBOR plus an applicable margin, as defined, (ii) letter of credit fees based on the number of days a letter of credit is outstanding times the applicable fee and (iii) an annual commitment fee payable quarterly in advance. The terms of this credit facility require, among other things, maintenance of minimum levels of shareholders' equity and compliance with certain financial ratios and place restrictions on additional indebtedness, asset disposals, investments and capital expenditures. In addition, the Company is prohibited from paying dividends.

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

     At February 1, 1997 and February 3, 1996, the Company had no cash borrowings under this credit facility and letters of credit issued and outstanding amounted to $28,005,000 and $10,816,000, respectively. The weighted average interest rates on cash borrowings in fiscal 1996, 1995 and 1994 were 6.5%, 7.1% and 5.2%, respectively. Cash borrowings under the Company's line of credit averaged $5,206,000, $3,481,000 and $14,640,000 during fiscal 1996, 1995 and 1994, respectively. The highest balances of cash borrowings were $37,000,000 in November 1996, $18,000,000 in October 1995 and $41,883,000 in November 1994.

4.  LONG-TERM DEBT

     Long-term debt represents a promissory note payable to the Company's founder and former chairman, M.D. Goodfriend, and his wife, who are the parents of the Company's current Chairman of the Board and Chief Executive Officer. The debt is unsecured and is payable in annual installments of $350,000, including interest at 10%, through January 26, 2001. Interest paid on this debt was $133,000, $152,000 and $170,000 during fiscal 1996, 1995 and 1994, respectively.
Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of such long-term debt was not significantly different than its carrying amount.

5.  INCOME TAXES

     The provision for income taxes for the years indicated consisted of the following (in thousands):

                                                                  FISCAL YEAR
                                                          ---------------------------
                                                           1996       1995      1994
                                                          -------    ------    ------
Current
  Federal...............................................  $ 9,173    $3,626    $2,696
  State.................................................    1,280       705     1,080
                                                          -------    ------    ------
          Total current.................................   10,453     4,331     3,776
                                                          -------    ------    ------
Deferred
  Federal...............................................      (84)    1,451       105
  State.................................................      (78)      281        19
                                                          -------    ------    ------
          Total deferred................................     (162)    1,732       124
                                                          -------    ------    ------
          Provision for income taxes....................  $10,291    $6,063    $3,900
                                                          =======    ======    ======

     The provision for income taxes differed from the amounts computed by applying the federal statutory rate to earnings before income taxes as follows (in thousands):

Tax expense at statutory rate...........................  $ 9,605    $5,783    $3,670
State taxes, net of federal benefit.....................      745       726       458
Effect of tax-exempt income.............................      (89)     (125)     (216)
Effect of other items...................................       30      (321)      (12)
                                                          -------    ------    ------
          Provision for income taxes....................  $10,291    $6,063    $3,900
                                                          =======    ======    ======

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

     The tax effects of temporary differences were as follows (in thousands):

                                                                 ASSETS (LIABILITIES)
                                                              --------------------------
                                                              FEBRUARY 1,    FEBRUARY 3,
                                                                 1997           1996
                                                              -----------    -----------
Current:
  Inventory carrying cost...................................    $   887        $   392
  Net operating loss carryforward...........................        171            173
  Capital loss carryforward.................................        108             --
  Accrued expenses and other................................      2,512          1,314
                                                                -------        -------
          Current deferred tax asset........................    $ 3,678        $ 1,879
                                                                =======        =======
Long term:
  Depreciation..............................................    $(9,934)       $(9,029)
  Capital loss carryforward.................................         --            549
  Net operating loss carryforward...........................         --            173
  Other.....................................................        549            559
                                                                -------        -------
          Long-term deferred tax liability..................    $(9,385)       $(7,748)
                                                                =======        =======

     At February 1, 1997, the Company had net operating loss carryforwards of $434,000 which expire in varying amounts through 2007 and capital loss carryforwards of $318,000 which expire in varying amounts through 2000.

6.  CAPITAL STOCK

     In October 1994, the Company amended its Charter to create a new series of Preferred Stock (issuable from existing authorized preferred stock), par value $1 per share, designated as Series A Junior Participating Preferred Stock, adopted a Share Purchase Rights Plan (the "Rights Plan") and declared a dividend of one right (a "Right") for each outstanding share of Common Stock of the Company. The Rights were redeemed in June 1995 for $161,000.

     In August 1995, the Company amended its Charter to authorize 50,000,000 shares of a new class of Common Stock designated as "Class B Common Stock," none of which is issued and outstanding. The Amended and Restated Charter further empowered the Board of Directors to issue the Preferred Stock and the Class B Common Stock in one or more series without further shareholder approval (unless required in a specific case by applicable law, regulation, or stock exchange or Nasdaq rule) and to determine (i) the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of each series of Class B Common Stock, including, without limitation, the dividend rate, voting rights, conversion rights, redemption price and liquidation preference and (ii) the number of shares constituting such series.

7.  STOCK OPTIONS

     As of February 1, 1997, the Company had three stock option plans: the Goody's Family Clothing, Inc. 1991 Stock Incentive Plan (the "1991 Plan"), the Goody's Family Clothing, Inc. 1993 Stock Option Plan (the "1993 Plan") and the Discounted Stock Option Plan for Directors (the "Directors Plan").

     The 1991 Plan and 1993 Plan provide for the grant of nonqualified and incentive stock options to key associates and formula options to non-associate directors. The Compensation Committee of the Board of Directors determines the exercise price (not to be less than fair market value of the Company's common stock (the "Common Stock") for incentive options or formula options) on the date of grant, the vesting and exercise periods. The options generally vest in equal installments over five years from the date of grant and are

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES generally exercisable up to 10 years from the date of grant. The Company is authorized to issue 1,825,000 shares of Common Stock under the 1991 Plan and 1993 Plan.

     Under the Directors Plan, non-associate directors may elect to receive options to purchase Common Stock at an exercise price equal to 50% of the fair market value of the Common Stock on the date of grant in lieu of cash for their director fees. These options vest one year from the date of grant and are exercisable up to 20 years from the date of grant. The expense recorded in connection with stock options issued under this plan has been immaterial. The Company is authorized to issue 150,000 shares of Common Stock under the Directors Plan.

     A summary of the stock option activity and the related weighted average exercise prices for the various plans is as follows:

                                                                                WEIGHTED AVERAGE
                                      RESERVED SHARES    OUTSTANDING OPTIONS     EXERCISE PRICE
                                      ---------------    -------------------    ----------------
Outstanding at January 29, 1994.....     1,033,048              751,382              $14.11
  Granted...........................      (311,237)             311,237               13.29
  Exercised.........................            --              (11,000)               8.50
  Forfeited.........................        46,948              (46,948)              11.40
                                         ---------            ---------
Outstanding at January 28, 1995.....       768,759            1,004,671               13.32
  Granted...........................      (781,466)             781,466                9.56
  Exercised.........................            --              (23,700)               8.50
  Forfeited.........................       615,250             (615,250)              15.99
                                         ---------            ---------
Outstanding at February 3, 1996.....       602,543            1,147,187                9.43
  Reserved..........................       100,000                   --                  --
  Granted...........................      (564,698)             564,698               13.97
  Exercised.........................            --              (39,620)               8.80
  Forfeited.........................        80,480              (80,480)               9.28
                                         ---------            ---------
Outstanding at February 1, 1997.....       218,325            1,591,785               11.06
                                         =========            =========

     The following table summarizes information about stock options outstanding at February 1, 1997:

                                         OUTSTANDING OPTIONS
                             -------------------------------------------       EXERCISABLE OPTIONS
                                                 WEIGHTED-                 ----------------------------
                                                  AVERAGE      WEIGHTED-                      WEIGHTED-
                                 OPTIONS         REMAINING      AVERAGE        OPTIONS         AVERAGE
         RANGE OF             OUTSTANDING AT    CONTRACTUAL    EXERCISE     EXERCISABLE AT    EXERCISE
      EXERCISE PRICES        FEBRUARY 1, 1997   LIFE (YEARS)     PRICE     FEBRUARY 1, 1997     PRICE
      ---------------        ----------------   ------------   ---------   ----------------   ---------
$ 4.82 to $5.69............        32,584           19.0        $ 5.20          14,060         $ 5.69
  7.38 to 11.00............       982,751            7.5          8.86         463,251           8.57
 11.25 to 15.00............       250,950            8.2         12.18          83,150          12.21
 17.44.....................       325,500            5.0         17.44         320,000          17.44
                                ---------                                      -------
                                1,591,785                                      880,461
                                =========                                      =======

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to adopt the disclosure-only provisions of SFAS No. 123 and to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation cost has been recognized for the stock options granted under the various stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value on the date of grant for awards in fiscal 1996 and 1995 consistent with

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES the provisions of SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                                    FISCAL 1996               FISCAL 1995
                                              -----------------------   -----------------------
                                              AS REPORTED   PRO FORMA   AS REPORTED   PRO FORMA
                                              -----------   ---------   -----------   ---------
Net earnings (in thousands).................    $17,151      $15,157      $10,464      $9,678
Earnings per common share...................       1.04         0.92         0.65        0.60

     The fair value of the options granted under the Company's various stock option plans during fiscal 1996 and 1995 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected volatility of 49% and 47%, respectively; risk free interest rates of 6.4% and 6.8%, respectively; and expected lives of 4.7 and 7.0 years, respectively.

8.  PROFIT SHARING PLAN

     The Company maintains a profit sharing plan for all full-time associates who are eligible to participate under the plan. The plan provides for discretionary contributions by the Company that are approved by its Board of Directors. The Company's contributions related to this plan for fiscal 1996, 1995 and 1994 were $525,000, $350,000 and $300,000, respectively.

9.  LEASE OBLIGATIONS

     The Company leases its stores under operating leases, the majority of which expire at various times during the next 10 years. The Company can, at its option, renew most of these leases at rents which are fixed based at their then current fair rental value. Payments under store leases consist of a fixed minimum rent, additional rent based on a percent of sales in excess of stipulated amounts and a share of taxes, insurance and common area maintenance costs. The Company also leases certain data processing, transportation and other equipment.

     The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year at February 1, 1997, are as follows (in thousands):

  FISCAL YEAR
  -----------
  1997........................................................  $ 37,105
  1998........................................................    33,177
  1999........................................................    28,038
  2000........................................................    24,936
  2001........................................................    23,269
  Thereafter..................................................    93,695
                                                                --------
            Total.............................................  $240,220
                                                                ========

     Rent expense for fiscal 1996, 1995 and 1994 was $37,965,000, $33,394,000 and $27,925,000, respectively, including percentage rent of $451,000, $481,000 and $473,000, respectively.

10.  RELATED PARTY TRANSACTIONS

     The Company has entered into various related party transactions with Robert
M. Goodfriend (the Company's Chairman of the Board and Chief Executive Officer and beneficial owner of approximately 56% of the Common Stock) as described below.

     The Company paid premiums of $54,000, $54,000 and $201,000 in fiscal 1996, 1995 and 1994, respectively, for split-dollar life insurance policies insuring the life of Mr. Goodfriend. The beneficiary of these policies is a trust established for Mr. Goodfriend's children. The trust has assigned to the Company an interest

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES in the cash value of the life insurance policies to the extent of cumulative premiums paid by the Company. Included in "Other Assets" at February 1, 1997 and February 3, 1996, are $2,041,000 and $1,987,000, respectively, related to these policies.

     The Company paid rent and taxes amounting to $442,000, $443,000 and $438,000 for fiscal 1996, 1995 and 1994, respectively, for a store leased from another trust benefiting Mr. Goodfriend's children. Future commitments at February 1, 1997, under this related party lease are approximately $764,000.

     The Company paid $6,000 in fiscal 1995 and $176,000 in fiscal 1994 for the use of Mr. Goodfriend's property, contiguous to the corporate headquarters and distribution center, as a retention basin. The Company purchased this property from Mr. Goodfriend at its fair market value, as determined by a third party appraiser, of approximately $519,000 in March 1995.

     The Company paid $15,000 in fiscal 1995 and $38,000 in fiscal 1994 for the use of Mr. Goodfriend's property, adjacent to the corporate complex, as a staging area in connection with the expansion of the Company's corporate headquarters and distribution center.

     During fiscal 1994, the Company sold its former distribution center located in Athens, Tennessee, to a local bank, of which Mr. Goodfriend is a director and shareholder, at its fair market value, as determined by a third party appraiser, of $520,000 and realized a gain of $20,000. The Company subsequently leased this property for a period of three years and paid rent amounting to $40,000, $40,000 and $3,000 for fiscal 1996, 1995 and 1994, respectively.

11.  UNUSUAL ITEMS

     Results of operations for fiscal 1994 included unusual charges of $6,143,000 consisting of (i) approximately $1,900,000 for the Company's portion of the settlement of a certain class action securities litigation against the Company, (ii) approximately $3,119,000 primarily related to severance payments associated with certain restructuring and cost reduction measures and (iii) approximately $1,124,000 for legal fees and other costs related to the settlement of certain disputes between the Company and its Chairman of the Board and Chief Executive Officer, Robert M. Goodfriend.

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  TWENTY-SIX WEEKS ENDED
                                                              -------------------------------
                                                              AUGUST 2, 1997   AUGUST 3, 1996
                                                              --------------   --------------
Sales.......................................................     $402,263         $334,177
Cost of sales and occupancy expenses........................      289,116          246,295
                                                                 --------         --------
Gross profit................................................      113,147           87,882
Selling, general and administrative expenses................       97,045           82,510
                                                                 --------         --------
Earnings from operations....................................       16,102            5,372
Interest expense............................................          219              280
Investment income...........................................          878              660
                                                                 --------         --------
Earnings before income taxes................................       16,761            5,752
Provision for income taxes..................................        6,285            2,186
                                                                 --------         --------
Net earnings................................................     $ 10,476         $  3,566
                                                                 ========         ========
Earnings per common share...................................     $   0.62         $   0.22
                                                                 ========         ========
Weighted average common shares outstanding..................       16,895           16,126
                                                                 ========         ========

      See accompanying notes to interim consolidated financial statements

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                              AUGUST 2,   AUGUST 3,
                                                                1997        1996
                                                              ---------   ---------
                                      ASSETS
Current Assets:
  Cash and cash equivalents.................................   $ 41,667    $ 19,631
  Investments...............................................      1,512       1,410
  Inventories...............................................    153,653     141,610
  Accounts receivable and other current assets..............     15,836      13,606
                                                               --------    --------
          Total current assets..............................    212,668     176,257
Property and equipment, net.................................     90,355      90,203
Other assets................................................      3,200       3,455
                                                               --------    --------
Total assets................................................   $306,223    $269,915
                                                               ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................   $118,530    $116,220
  Accrued expenses..........................................     38,136      32,175
  Income taxes payable......................................         --          --
  Current portion of long-term debt.........................        239         217
                                                               --------    --------
          Total current liabilities.........................    156,905     148,612
Long-term debt..............................................        871       1,110
Other long-term liabilities.................................      2,639       2,211
Deferred income taxes.......................................      9,668       8,515
                                                               --------    --------
          Total liabilities.................................    170,083     160,448
                                                               --------    --------
Commitments and Contingencies
Shareholders' Equity:
  Preferred stock $1.00 par value;
     authorized -- 2,000,000 shares; issued and
     outstanding -- none
  Class B Common stock no par value;
     authorized -- 50,000,000 shares; issued and
     outstanding -- none
  Common stock no par value; authorized -- 50,000,000
     shares; issued -- 16,495,107 and 16,328,012 shares;
     outstanding -- 16,295,107 and 16,128,012 shares........     27,662      26,066
  Paid-in capital...........................................      4,151       3,135
  Retained earnings.........................................    107,429      83,368
  Treasury stock, at cost -- 200,000 shares.................     (3,102)     (3,102)
                                                               --------    --------
          Total shareholders' equity........................    136,140     109,467
                                                               --------    --------
Total liabilities and shareholders' equity..................   $306,223    $269,915
                                                               ========    ========

      See accompanying notes to interim consolidated financial statements

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  TWENTY-SIX WEEKS ENDED
                                                              -------------------------------
                                                              AUGUST 2, 1997   AUGUST 3, 1996
                                                              --------------   --------------
Cash Flows from Operating Activities:
  Net earnings..............................................     $ 10,476         $  3,566
  Adjustments to reconcile net earnings to net cash used in
     operating activities:
     Depreciation and amortization..........................        5,522            4,690
     Net loss on asset disposals and write-down.............          488              659
     Changes in assets and liabilities:
       Inventories..........................................      (46,159)         (63,343)
       Accounts payable.....................................       33,634           52,292
       Income taxes.........................................       (7,824)          (1,467)
       Other assets & liabilities...........................         (315)           2,189
                                                                 --------         --------
          Cash used in operating activities.................       (4,178)          (1,414)
                                                                 --------         --------
Cash Flows from Investing Activities:
     Acquisitions of property and equipment.................       (7,414)          (9,963)
     Proceeds from sale of property and equipment...........            4              126
                                                                 --------         --------
          Cash used in investing activities.................       (7,410)          (9,837)
                                                                 --------         --------
Cash Flows from Financing Activities:
     Exercise of stock options..............................        1,196               24
     Changes in cash management accounts....................        8,743           (2,129)
                                                                 --------         --------
          Cash provided by (used in) financing activities...        9,939           (2,105)
                                                                 --------         --------
Cash and cash equivalents:
Net decrease for the period.................................       (1,649)         (13,356)
Balance, beginning of period................................       43,316           32,987
                                                                 --------         --------
Balance, end of period......................................     $ 41,667         $ 19,631
                                                                 ========         ========
Supplemental Disclosures:
     Interest payments......................................     $    151         $    205
     Income tax payments....................................       14,163            3,889

      See accompanying notes to interim consolidated financial statements.

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1)  UNAUDITED FINANCIAL INFORMATION

     In the opinion of the Company's management, the accompanying unaudited interim consolidated financial statements of Goody's Family Clothing, Inc. and subsidiaries (the "Company") include all adjustments, consisting primarily of normal and recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim periods presented. Due to the seasonal nature of the Company's business, the results of operations for the interim periods are not necessarily indicative of the results that may be achieved for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto contained elsewhere in this Registration Statement.

(2)  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  CREDIT ARRANGEMENTS

     The Company has a credit agreement with a consortium of banks for an unsecured revolving line of credit which provides for cash borrowings for general corporate purposes as well as for the issuance of letters of credit of up to $120,000,000 which expires on May 31, 1999. The Company is committed to pay (i) interest on the cash borrowings at a fluctuating base rate or LIBOR plus an applicable margin, as defined, (ii) letter of credit fees based on the number of days a letter of credit is outstanding times the applicable fee and (iii) an annual commitment fee payable quarterly in advance. The terms of this credit facility require, among other things, maintenance of minimum levels of shareholders' equity and compliance with certain financial ratios and Mr. Robert
M. Goodfriend remaining as Chairman of the Board or Chief Executive Officer of the Company, and place restrictions on additional indebtedness, asset disposals, investments, capital expenditures and payment of dividends.

(4)  EARNINGS PER SHARE

     Weighted average common shares outstanding for the twenty-six weeks ended August 2, 1997 include common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were not materially dilutive in the twenty-six weeks ended August 3, 1996 and therefore were not included in the earnings per share computations for such period.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). This Statement establishes new standards for computing and presenting earnings per share ("EPS") information. SFAS No. 128 simplifies the computation of earnings per share currently required by Accounting Principles Board Opinion No. 15, "Earnings per Share" and its related interpretations. The new Statement replaces the presentation of "primary" and, when required, "fully diluted" earnings per share with "basic" and "diluted" earnings per share. This new Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. The Company's computation of basic and diluted EPS under SFAS No. 128 for the twenty-six week periods ended August 2, 1997 and August 3, 1996 will not be materially different than EPS currently reported for those periods.

(5)  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," were issued and are effective for fiscal periods beginning after December 15, 1997 with early adoption permitted. The Company is evaluating the effects

                 GOODY'S FAMILY CLOTHING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

these statements will have on its financial reporting and disclosures. These statements will have no effect on the Company's results of operations or financial position.

(6)  RECLASSIFICATIONS

     Certain reclassifications have been made to the financial statements of prior periods to conform to the current period presentation.

           [INSIDE BACK COVER OF PROSPECTUS CONTAINING PHOTOGRAPHS OF EXTERIOR OF CORPORATE HEADQUARTERS AND INTERIOR OF DISTRIBUTION CENTER.]

             ======================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF, OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   10
Price Range of Common Stock...........   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of
  Financial Condition and Results of
     Operations.......................   12
Business..............................   18
Management............................   26
Principal and Selling Shareholders....   28
Underwriting..........................   30
Legal Matters.........................   31
Experts...............................   32
Available Information.................   32
Incorporation of Certain Information
  by Reference........................   33
Index to Consolidated Financial
  Statements..........................  F-1

             ======================================================
             ======================================================
                                2,027,000 SHARES
                      [GOODY'S FAMILY CLOTHING, INC, LOGO]

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                              J.C. BRADFORD & CO.

                               September 3, 1997
             ======================================================